As filed with the Securities and Exchange Commission on October 20, 1997
                   Registration File Nos. 33-86696/811-8878


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       ---------------------------------
                         PRE-EFFECTIVE AMENDMENT NO. 2

                                   FORM S-6

                       ---------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                       ---------------------------------

                           AUSA SERIES LIFE ACCOUNT
                           ------------------------
                             (Exact Name of Trust)

                       AUSA LIFE INSURANCE COMPANY, INC.
                       ---------------------------------
                              (Name of Depositor)

                             4 Manhattanville Road
                           Purchase, New York  10577
         -------------------------------------------------------------
         (Complete Address of Depositor's Principal Executive Offices)

                            Thomas E. Pierpan, Esq.
                              Assistant Secretary
                       AUSA Life Insurance Company, Inc.
                                 P.O. Box 9054
                        Clearwater, Florida 34618-9054
               ------------------------------------------------
               (Name and Complete Address of Agent for Service)

                                  Copies to:

                             Stephen E. Roth, Esq.
                       Sutherland, Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404

                       ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.


Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby elects to register an indefinite amount of securities being offered.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       CROSS REFERENCE TO ITEMS REQUIRED

                                BY FORM N-8B-2

N-8B-2 ITEM                 CAPTION IN PROSPECTUS
-----------             -------------------------------------------------------

 1                      Cover Page; The Series Account

 2                      Cover Page; AUSA Life Insurance Company, Inc.

 3                      Not Applicable

 4                      Distribution of the Policies

 5                      The Series Account

 6                      The Series Account

 7                      Not Applicable

 8                      Not Applicable

 9                      Legal Proceedings

10 Introduction; Policy Benefits; Payment and Allocation of Premiums; Investments of the Series Account; Policy Rights

11                      The Series Account; WRL Series Fund, Inc.

12                      The Series Account; WRL Series Fund, Inc.

13                      Charges and Deductions;The Series Account;
                        Investments of the Series Account

14                      Introduction; Allocation of Premiums and Cash Values

15                      Allocation of Premiums and Cash Value

16                      The Series Account

17                      Cash Value; The Series Account; Policy Rights

18                      Payment and Allocation of Premiums; Cash Value

19                      Voting Rights of the Series Account; Reports and
                        Records

20                      Not Applicable

N-8B-2 ITEM                     CAPTION IN PROSPECTUS
-----------             -------------------------------------------------------

21                      Loan Privileges

22                      Not Applicable

23                      Safekeeping of the Series Account's Assets

24                      Policy Rights

25                      AUSA Life Insurance Company, Inc.

26                      Not Applicable

27                      AUSA Life Insurance Company, Inc.; The Series
                        Account; WRL Series Fund, Inc.

28 AUSA Life Insurance Company, Inc.; Executive Officers and Directors of AUSA Life

29                      AUSA Life Insurance Company, Inc.

30                      Not Applicable

31                      Not Applicable

32                      Not Applicable

33                      Not Applicable

34                      Not Applicable

35                      AUSA Life Insurance Company, Inc.

36                      Not Applicable

37                      Not Applicable

38                      Distribution of the Policies

39                      Distribution of the Policies

40                      Not Applicable

41                      Distribution of the Policies; AUSA Life Insurance
                        Company, Inc.

42                      Not Applicable

43                      Not Applicable

N-8B-2 ITEM                     CAPTION IN PROSPECTUS
-----------             -------------------------------------------------------

44                      Cash Value

45                      Not Applicable

46                      Cash Value

47                      Introduction; Allocation of Premiums and Cash Values

48                      Not Applicable

49                      Not Applicable

50                      Not Applicable

51                      Introduction; AUSA Life Insurance Company, Inc.;
                        Policy Benefits; Charges and Deductions

52                      The Series Account; WRL Series Fund, Inc.

53                      Federal Tax Matters

54                      Not Applicable

55                      Not Applicable

56                      Not Applicable

57                      Not Applicable

58                      Not Applicable

59                      Not Applicable

                        AUSA FREEDOM WEALTH PROTECTORSM
                          JOINT SURVIVORSHIP FLEXIBLE
                             PREMIUM VARIABLE LIFE
                               INSURANCE POLICY


                                   Issued by
                       AUSA LIFE INSURANCE COMPANY, INC.
                             4 Manhattanville Road
                           Purchase, New York 10577
                                (800) 322-7160


     The joint survivorship flexible premium variable life insurance policy ("Policy") issued by AUSA Life Insurance Company, Inc. ("AUSA Life") and described in this Prospectus is designed to provide lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. A Policyowner may, subject to certain restrictions, vary the timing and amount of premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single life insurance policy. The minimum Specified Amount for a Policy at issue is generally $100,000.


     The Policy provides a death benefit payable upon the death of the Surviving Insured, and a Net Surrender Value that can be obtained by completely or partially surrendering the Policy. Net premiums are allocated according to the Policyowner's directions among the Sub-Accounts of the AUSA Series Life Account ("Series Account"), or to a fixed interest account ("Fixed Account") or a combination of both. With respect to amounts allocated to Sub-Accounts of the Series Account, the amount of the death benefit may, and the Cash Value will, vary to reflect both the investment experience of the Sub-Accounts and the timing and amount of additional premium payments. However, as long as the Policy remains In Force, AUSA Life guarantees that the death benefit will never be less than the Specified Amount of the Policy. While additional premium payments are not required under the Policy, additional premium payments may be necessary to prevent Lapse if there is insufficient Net Surrender Value.


     The Policy provides a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after AUSA Life mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days after signing the application, whichever is latest.


     The assets of each Sub-Account of the Series Account will be invested solely in a corresponding Portfolio of the WRL Series Fund, Inc. (the "Fund"). The Prospectus for the Fund describes the investment objectives and the risks of investing in the Portfolios of the Fund corresponding to the Sub-Accounts currently available under the Policy. The Policyowner bears the entire investment risk for all amounts allocated to the Series Account; there is no guaranteed minimum Cash Value.


     It may not be to your advantage to replace existing insurance or supplement an existing flexible premium variable life insurance policy with a policy described in this Prospectus.


     Please read this Prospectus and the Prospectus for the Fund carefully and retain for future reference.


     THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION, AND THE POLICY IS NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


     THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS FOR THE WRL SERIES FUND, INC. CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE IN ALL STATES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                            Prospectus Dated

                               TABLE OF CONTENTS




                                                          PAGE
                                                         -----
DEFINITIONS ..........................................      1
INTRODUCTION   .......................................      3
INVESTMENT EXPERIENCE INFORMATION   ..................      7
 Rates of Return  ....................................      7
 Death Benefit, Cash Value and Net Surrender
     Value Illustrations   ...........................      8
 Other Performance Data ..............................     14
AUSA LIFE AND THE
SERIES ACCOUNT .......................................     14
 AUSA Life Insurance Company, Inc.  ..................     14
 The Series Account  .................................     14
POLICY BENEFITS   ....................................     14
 Death Benefit .......................................     14
 When Insurance Coverage Takes Effect  ...............     17
 Terminal Illness Accelerated Death
     Benefit Rider   .................................     17
 Cash Value ..........................................     18
INVESTMENTS OF THE SERIES ACCOUNT   ..................     18
 WRL Series Fund, Inc.  ..............................     18
 Addition, Deletion, or Substitution
     of Investments  .................................     21
PAYMENT AND ALLOCATION OF PREMIUMS  ..................     22
 Issuance of a Policy   ..............................     22
 Premiums   ..........................................     22
 Allocation of Premiums and Cash Value ...............     23
 Dollar Cost Averaging  ..............................     24
 Asset Rebalancing Program ...........................     24
 Policy Lapse and Reinstatement  .....................     25
CHARGES AND DEDUCTIONS  ..............................     26
 Premium Expense Charge ..............................     26
 Contingent Surrender Charges    .....................     26
 Cash Value Charges  .................................     27
 Optional Cash Value Charges  ........................     28
 Charges Against the Series Account ..................     28
 Expenses of the Fund   ..............................     28
 Group or Sponsored Policies  ........................     29
 Employee/Associate Policies  ........................     29
POLICY RIGHTS  .......................................     29
 Loan Privileges  ....................................     29
 Surrender Privileges   ..............................     30
 Examination of Policy Privilege ("Free-Look")  ......     31
 Conversion Rights   .................................     31
 Policy Split Option .................................     31
 Benefits at Maturity   ..............................     32
 Payment of Policy Benefits   ........................     32


                                                          PAGE
                                                         -----
GENERAL PROVISIONS   .................................     32
 Postponement of Payments  ...........................     32
 The Contract  .......................................     33
 Suicide .............................................     33
 Incontestability    .................................     33
 Change of Owner or Beneficiary  .....................     33
 Assignment ..........................................     33
 Misstatement of Age or Sex   ........................     33
 Reports and Records .................................     33
 Optional Insurance Benefits  ........................     33
THE FIXED ACCOUNT ....................................     34
 Fixed Account Value .................................     34
 Minimum Guaranteed and Current
     Interest Rates  .................................     34
 Allocations, Transfers and Withdrawals   ............     34
DISTRIBUTION OF THE POLICIES  ........................     35
FEDERAL TAX MATTERS  .................................     35
 Introduction  .......................................     35
 Tax Charges   .......................................     35
 Tax Status of the Policy  ...........................     35
 Tax Treatment of Policy Benefits   ..................     36
 Employment-Related Benefit Plans   ..................     38
SAFEKEEPING OF THE SERIES
ACCOUNT'S ASSETS  ....................................     38
VOTING RIGHTS OF THE SERIES ACCOUNT ..................     38
STATE REGULATION OF AUSA LIFE    .....................     38
REINSURANCE ..........................................     38
EXECUTIVE OFFICERS AND DIRECTORS
OF AUSA LIFE   .......................................     39
LEGAL MATTERS  .......................................     39
LEGAL PROCEEDINGS ....................................     40
EXPERTS  .............................................     40
ADDITIONAL INFORMATION  ..............................     40
INFORMATION ABOUT
AUSA LIFE'S
FINANCIAL STATEMENTS .................................     40
APPENDIX A - ILLUSTRATION
OF BENEFITS ..........................................     41
APPENDIX B - LONG TERM MARKET
TRENDS   .............................................     44
INDEX TO FINANCIAL
STATEMENTS  ..........................................     46

                      The Policy is available only in the State of New York.

                                  DEFINITIONS

      ACCOUNTS -- Allocation options including the Fixed Account and Sub-Accounts of the Series Account.


      ADMINISTRATIVE OFFICE -- The administrative office of AUSA Life whose mailing address is P. O. Box 9054, Clearwater, Florida 34618-9054.


      ATTAINED AGE -- For each Joint Insured, the Issue Age plus the number of completed Policy years.


      ANNIVERSARY -- The same day and month as the Policy Date for each succeeding year the Policy remains In Force.


      BENEFICIARY -- The person or persons specified by the Owner as entitled to receive the death benefit proceeds under the Policy.


      CASH VALUE -- The sum of the values in each Sub-Account plus the Policy's value in the Fixed Account.


      FIXED ACCOUNT -- An allocation option other than the Series Account. Part of AUSA Life's General Account.


      FUND -- WRL Series Fund, Inc., a registered management investment company in which the assets of the Series Account are invested.


      GENERAL ACCOUNT -- The assets of AUSA Life other than those allocated to the Series Account or any other separate account.

      GUIDELINE PREMIUM -- The level annual premium payment necessary to provide the benefits selected by the Policyowner under the Policy through its Maturity Date, based on the particular facts relating to the Insureds and certain assumptions allowed by law. The dollar amount of the Guideline Premium is shown on the Policy's Schedule Page.

      IN FORCE -- Condition under which the coverage is active and both Insureds' lives remain insured.

      INITIAL PREMIUM -- The amount which must be paid before coverage begins.

      ISSUE AGE -- For each Joint Insured, issue age refers to the age on the Insured's birthday nearest the Policy Date.

      JOINT INSUREDS -- The persons whose lives are insured under the Policy.

      LAPSE -- Termination of the Policy at the end of the grace period.

      LOAN RESERVE -- A part of the Fixed Account to which amounts are transferred as collateral for Policy loans.

      MATURITY DATE -- The date when coverage under the Policy will terminate if either of the Insureds is living and the Policy is In Force.

      MONTHLY ANNIVERSARY OR MONTHIVERSARY -- The same date in each succeeding month as the Policy Date. For purposes of the Series Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed to be the next Valuation Date.

      NET SURRENDER VALUE -- The amount payable upon surrender of the Policy equal to the Cash Value as of the date of surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest.

      NET PREMIUM -- The portion of the premium available for allocation to either the Fixed Account or the Sub-Accounts of the Series Account equal to the premium paid by the Policyowner less the applicable premium expense charges.

      NO LAPSE DATE -- Either, (1) the later of attained target premium age 65 or five Policy years, or (2) the later of attained target premium age 75 or five Policy years, as selected by the Policyowner at time of application for the Policy.

      NO LAPSE PERIOD -- The period of time between the Policy Date and the No Lapse Date, during which the Policy will not Lapse if certain conditions are met, even though Net Surrender Value is insufficient to meet the monthly deduction.

      PLANNED PERIODIC PREMIUM -- A scheduled premium of a level amount at a fixed interval over a specified period of time.

      POLICY -- The joint survivorship flexible premium variable life insurance policy offered by AUSA Life and described in this Prospectus.

      POLICY DATE -- The date set forth in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. The Policy Date is used to determine Policy years and Policy Months. Policy Anniversaries are measured from the Policy Date.

      POLICY MONTH -- A month beginning on the Monthly Anniversary.

      POLICYOWNER(S) ("OWNER(S)") -- The person(s) who owns the Policy, and who may exercise all rights under the Policy while either or both Joint Insureds are living. If two Owners are named, the Policy will be owned jointly and the consent of each Owner will be required to exercise ownership rights.

      PORTFOLIO -- A separate investment portfolio of the Fund.

      RECORD DATE -- The date the Policy is recorded on the books of AUSA Life as an In Force Policy.

      SERIES ACCOUNT -- AUSA Series Life Account, a separate investment account established by AUSA Life to receive and invest Net Premiums allocated under the Policy.

      SPECIFIED AMOUNT -- The minimum death benefit payable under the Policy as long as the Policy remains In Force.

The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.


      SUB-ACCOUNT -- A sub-division of the Series Account. Each Sub-Account invests exclusively in the shares of a specified Portfolio of the Fund.


      SURVIVING INSURED -- The Joint Insured who remains alive after the other Joint Insured has died.

      TERMINATION -- Condition when either of the Joint Insured's lives is no longer insured under the coverage provided.

      VALUATION DATE -- Each day on which the New York Stock Exchange is open for business.

      VALUATION PERIOD -- The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

                                 INTRODUCTION

 1. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED-BENEFIT POLICY PRIOR TO THE DEATH OF AN INSURED?


          Like conventional fixed-benefit life insurance, as long as the Policy remains In Force, the Policy will provide: (1) the accumulation of Cash Value; and (2) surrender rights and Policy loan privileges.


          The Policy differs from conventional fixed-benefit life insurance by allowing Policyowners to allocate Net Premiums to one or more Sub-Accounts of the Series Account, or to the Fixed Account, or to a combination of both. Each Sub-Account invests in a designated Portfolio of the Fund. The amount and/or duration of the life insurance coverage and the Cash Value of the Policy are not guaranteed and may increase or decrease depending upon the investment experience of the Series Account. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Series Account but reaps the benefits of any appreciation in value. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 23.) Unlike conventional fixed-benefit life insurance, a Policyowner also has the flexibility, subject to certain restrictions (see Premiums - Premium Limitations, p. 22), to vary the frequency and amount of premium payments and to decrease the Specified Amount. Thus, unlike conventional fixed-benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium schedule. Moreover, the failure to pay a scheduled premium ("Planned Periodic Premium") will not itself cause the Policy to lapse, although additional premium payments may be necessary to prevent lapse if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. (See Policy Lapse and Reinstatement - Lapse, p. 25.)


 2. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED-BENEFIT POLICY UPON THE DEATH OF AN INSURED?


          Under a conventional fixed-benefit life insurance Policy, only one person is insured. Upon the insured's death, the Policy terminates and the death benefit is paid to the beneficiary. Under a joint survivorship Policy, two people are insured. When one of the two insureds dies with the other insured still living, no death benefit is paid, and the Policy continues without any change in the Policy provisions, charges or cash value accumulation. The Owner(s) may continue to pay premiums, as necessary or desired, and exercise all rights as Owner(s) under the Policy.

 3. WHAT DEATH BENEFIT OPTIONS ARE AVAILABLE UNDER THE POLICY?

          The Policy provides the payment of benefits upon the death of the Surviving Insured. The Policy contains two death benefit options. Under Death Benefit Option A, the death benefit is the greater of the Specified Amount of the Policy or a specified percentage times the Cash Value of the Policy on the date of death of the Surviving Insured. Under Death Benefit Option B, the death benefit is the greater of the Specified Amount of the Policy plus the Cash Value of the Policy on the date of death of the Surviving Insured or a specified percentage times the Cash Value of the Policy on the date of death of the Surviving Insured. As long as the Policy remains In Force, the minimum death benefit payable under either option will be the current Specified Amount. The amount of death benefit will be reduced by any outstanding indebtedness and any due and unpaid charges, and increased by any additional insurance benefits added by rider and any unearned loan interest. Under AUSA Life's current rules, the minimum Specified Amount for a Policy at issue is generally $100,000. The minimum Specified Amount will be set forth in the Policyowner's Policy. (See Policy Benefits - Death Benefit, p. 14.)

          Optional insurance benefits offered under the Policy include a Joint Insured Term Rider; an Individual Insured Rider; and a Wealth Protector Rider. (See Optional Cash Value Charges - Optional Insurance Benefits, p. 28.) The cost of these optional insurance benefits will be deducted from Cash Value as part of the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 27.)

          A Terminal Illness Accelerated Death Benefit Rider is automatically included with every Policy at no additional charge. This rider makes a "Single Sum Benefit" available prior to an Insured's death if the Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced the Insured's life expectancy as defined in the rider. (See Policy Benefits - Terminal Illness Accelerated Death Benefit Rider, p. 17.)

          Benefits under the Policy may be paid in a lump sum or under one of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 32.)

 4. HOW MAY THE AMOUNT OF THE DEATH BENEFIT AND CASH VALUE VARY?

          Under either death benefit option, as long as the Policy remains In Force, the death benefit will not be less than the current Specified Amount of the Policy.

          The amount of death benefit will be reduced by any outstanding policy loan, plus any unearned loan interest, and any due and unpaid charges. The death benefit may, however, exceed the Specified Amount under certain circumstances. The amount by which the death benefit exceeds the Specified Amount depends upon the option chosen and the Cash Value of the Policy. (See Policy Benefits - Death Benefit, p. 14.)

          The Policy's Cash Value in the Series Account will reflect the amount and frequency of premium payments, the investment experience of the chosen Sub-Accounts of the Series Account, any partial surrenders, and any charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Sub-Accounts of the Series Account is borne by the Policyowner; AUSA Life does not guarantee a minimum Cash Value. (See Policy Benefits - Cash Value, p. 18.)

 5. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE TO ADJUST THE AMOUNT OF THE DEATH BENEFIT?

          The Policyowner has the flexibility to adjust the death benefit payable by changing the Death Benefit Option type, by decreasing the Specified Amount of the Policy or by adding riders to increase the total death benefit payable. No such change or decrease may be requested during the first three Policy years. The Policyowner may either change the death benefit option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year. (See Death Benefit - Change in Death Benefit Option, p. 16.)

 6. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE IN CONNECTION WITH PREMIUM
    PAYMENTS?

          A Policyowner has considerable flexibility concerning the amount and frequency of premium payments. An Initial Premium at least equal to a minimum monthly first year premium as set forth in the Policy must be paid before insurance coverage is In Force. (See Policy Benefits - When Insurance Coverage Takes Effect, p. 17.) Thereafter, a Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency. (See Payment and Allocation of Premiums - Premiums, p. 22.) Each Policyowner will also determine a Planned Periodic Premium schedule. The schedule will provide Planned Periodic Premium payments of a level amount at a fixed interval over a specified period of time. The amount and frequency of planned premium payments will be set forth in the Policy. The amount and frequency of Planned Periodic Premium payments may be changed upon written request. (See Premiums - Planned Periodic Premiums, p. 22.)


 7. HOW LONG WILL THE POLICY REMAIN IN FORCE?

          The Policy will Lapse only when Net Surrender Value is insufficient to pay the monthly deduction (see Charges and Deductions - Cash Value Charges, p. 27), providing excess indebtedness does not exceed the Policy's Cash Value, and a grace period expires without a sufficient payment by the Policyowner. (See Loan Privileges - Indebtedness, p. 30.) However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided the total premiums received (minus any withdrawals and minus any outstanding loans) equal or exceed the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month. The Policy, therefore, differs in two important respects from a conventional life insurance policy. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to Lapse. Second, after the No Lapse Date, the Policy can Lapse even if Planned Periodic Premiums or premiums in other amounts have been paid, if Net Surrender Value is insufficient to pay the monthly deduction, and a grace period expires without a sufficient payment. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly deduction. If either Insured is alive and the Policy is In Force on the Maturity Date, which is the younger Insured's 100th birthday, the Policy will then terminate and no longer be In Force. Upon request, AUSA Life will extend the Maturity Date as long as there appears to be no unfavorable tax consequences. The Net Surrender Value as of the Maturity Date will be paid to the Policyowner. (See Policy Rights - Benefits at Maturity, p. 32.)

 8. HOW ARE NET PREMIUMS ALLOCATED?

          The portion of the premium available for allocation ("Net Premium") equals the premium paid less the Premium Expense Charge. (See Charges and Deductions - Premium Expense Charge, p. 26.) The Policyowner initially determines the allocation of the Net Premium among the Sub-Accounts of the Series Account, each of which invests in shares of a designated Portfolio of the Fund, or to the Fixed Account, or a combination. Each Portfolio has a different investment objective. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.) The allocation of future Net Premiums may be changed without charge at any time by providing AUSA Life with written notification from the Policyowner, or by calling AUSA Life's toll-free number, 1-800-322-7160.

 9. IS THERE A "FREE-LOOK" PERIOD?

          Yes, the Policy provides a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after AUSA Life mails or delivers a written notice of withdrawal right to the Policyowner. The refund will equal the sum of: (i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date AUSA Life or its agent receives the returned Policy. (See Policy Rights - Examination of Policy Privilege, p. 31.)


10. MAY THE POLICY BE SURRENDERED?

          Yes, the Policyowner may totally surrender the Policy at any time and receive the Net Surrender Value of the Policy. Subject to certain limitations, the Policyowner may also make cash withdrawals from the Policy at any time after the first Policy year and prior to the Maturity Date. (See Policy Rights - Surrender Privileges, p. 30.) If Death Benefit Option A is in effect, cash withdrawals will reduce the Policy's Specified Amount by the amount of the cash withdrawal.

11. WHAT IS THE LOAN PRIVILEGE?

          After the first Policy Anniversary, a Policyowner may obtain a Policy loan in any amount which is not greater than 90% of the Cash Value less any surrender charge and any already outstanding loan. AUSA Life reserves the right to permit a Policy loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy, under Section 1035(a) of the Internal Revenue Code of 1986, as amended. It should be noted, however, that a loan taken from, or secured by, a Policy may be treated as a taxable distribution, and also may be subject to a penalty tax. (See Federal Tax Matters, p. 35.)

          The interest rate on a loan is 5.2% payable annually in advance. The requested loan amount, plus interest in advance, will be transferred from the Accounts to the Loan Reserve and credited at the end of each Policy year with guaranteed interest at a rate of 4% per year. AUSA Life may from time to time, and in its sole discretion, credit the Loan Reserve with additional interest at a rate higher than 4% per year. The Loan Reserve is currently being credited with a rate higher than 4% per year. The minimum loan amount is generally $500. (See Policy Rights - Loan Privileges, p. 29.) Upon repayment of a loan, amounts in the Loan Reserve in excess of the outstanding value of the loan are currently transferred to the Accounts in the same manner as Net Premium allocations; however, AUSA Life may in the future require these amounts to be transferred to the Fixed Account. (See The Fixed Account, p. 34.)

          There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account any outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 36.)

12. WHAT CHARGES ARE ASSESSED IN CONNECTION WITH THE POLICY?

          Certain charges are deducted from each premium. A Premium Expense Charge equal to 6.00% of the premiums paid through the end of the tenth Policy year is deducted to compensate AUSA Life for distribution expenses incurred in connection with the Policy and for state premium taxes. After the tenth Policy year, the Premium Expense Charge reduces to 2.5%. (See Charges and Deductions - Premium Expense Charge, p. 26.)

          A "surrender charge" (part of which is a contingent deferred sales charge) is deducted if the Policy is surrendered during the first 15 Policy years. The surrender charge consists of a deferred issue charge of $5.00 per $1,000 of Specified Amount; the surrender charge also consists of a deferred sales charge equal to 26.5% of one Guideline Premium and not more than 4.2% of premiums above that amount. A declining percentage of the surrender charge is assessed after the tenth year. (See Charges and Deductions - Contingent Surrender Charges, p. 26.)

          A cost of insurance charge and a $5.00 monthly administration charge are deducted monthly from the Cash Value of each Policy to compensate AUSA Life for the cost of insurance and the cost of administering the Policy. Cost of insurance charges will vary with the Policy's Specified Amount, the death benefit option chosen and the investment experiences of the Portfolios in which the Policy is invested. (See Charges and Deductions - Cash Value Charges, p. 27.) A Death Benefit Guarantee Charge is deducted up until the No Lapse Date selected by the Policyowner on the application. The amount of this charge is set forth on the Policy Schedule Page and will be $0.04 per $1,000 of Specified Amount for all classes of Policies. On and after the No Lapse Date selected, this charge will be zero. (See Charges and Deductions - Cash Value Charges, p. 27.)

          Optional Cash Value charges are deducted from the Policy as a result of Policyowner changes or elections made to the Policy. Optional Cash Value charges include charges for: optional insurance benefits, certain Cash Value transfers and cash withdrawals. (See Charges and Deductions - Optional Cash Value Charges, p. 28.)

          AUSA Life charges the Sub-Accounts of the Series Account for the mortality and expense risks AUSA Life assumes. The charge is made daily at an effective annual rate of 0.90% of the average daily net assets of each Sub-Account of the Series Account. (See Charges and Deductions - Charges Against the Series Account, p. 28.)

          Each Sub-Account invests in a corresponding Portfolio of the Fund. Each Portfolio pays investment management fees based on a percentage of the Portfolio's average daily net assets. The annual management fees and other Fund expenses for the Portfolios are provided on p. 7, under the heading Fund Annual Expenses. Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act") ("Distribution Plan") and pursuant to the Plan, has entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the Fund.

          Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundreths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance. In addition, the Portfolios incur certain operating expenses. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.)

          No charges are currently made from the Series Account for Federal or state income taxes. Should AUSA Life determine that such taxes may be imposed by Federal or state agencies, AUSA Life may make deductions from the Series Account to pay these taxes. (See Federal Tax Matters, p. 35.)

13. ARE TRANSFERS PERMITTED AMONG THE ACCOUNTS?

          Yes. Twelve Cash Value transfers are permitted among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account without charge in a Policy year. AUSA Life will impose a $10 charge for each subsequent transfer. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 23.) Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.)

14. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING A POLICY?

          Under current Federal tax law, life insurance policies receive tax-favored treatment. The death benefit is generally excludable from the beneficiary's gross income for Federal income tax purposes, according to
     Section 101(a)(1) of the Internal Revenue Code. Owners of a life insurance policy are not taxed on any increase in the cash value while the policy remains In Force.

          If a second-to-die life insurance policy is a modified endowment contract under Federal tax law, certain distributions made during either insured's lifetime, such as loans and partial withdrawals from, and collateral assignments of, the policy are includable in gross income on an income-first basis. A 10% penalty tax may also be imposed on distributions made before the policyowner attains age 591/2. Life insurance policies that are not modified endowment contracts under Federal tax law receive preferential tax treatment with respect to certain distributions.

          For a discussion of tax issues associated with this Policy, see "Federal Tax Matters" on p. 35.

FUND ANNUAL EXPENSES* (AS A % OF FUND AVERAGE NET ASSETS)



                                          Aggressive   Emerging
                                            Growth      Growth      Growth      Global
                                          Portfolio    Portfolio   Portfolio   Portfolio
                                         ------------ ----------- ----------- -----------
Management Fees    .....................        0.80%       0.80%       0.80%       0.80%
Other Expenses (after reimbursement)            0.18%       0.14%       0.08%       0.19%
Total Fund Annual Expenses  ............        0.98%       0.94%       0.88%       0.99%



                                                                      C.A.S.E.     Third Avenue
                                          Balanced    Value Equity     Growth         Value
                                          Portfolio    Portfolio      Portfolio    Portfolio**
                                         ----------- -------------- ------------- -------------
Management Fees    .....................       0.80%          0.80%         0.80%         0.80%
Other Expenses (after reimbursement)           0.17%          0.20%         0.20%         0.20%
Total Fund Annual Expenses  ............       0.97%          1.00%         1.00%         1.00%


                                                                                            Tactical
                                                     Strategic     Growth &      Money       Asset      International
                                          Bond      Total Return    Income      Market     Allocation      Equity      U.S. Equity
                                        Portfolio    Portfolio     Portfolio   Portfolio   Portfolio     Portfolio     Portfolio
                                       ----------- -------------- ----------- ----------- ------------ -------------- ------------
Management Fees  .....................       0.45%      0.80%           0.75%       0.40%        0.80%          1.00%        0.80%
Other Expenses (after reimbursement)         0.14%      0.11%           0.25%       0.12%        0.10%          0.30%        0.25%
Total Fund Annual Expenses   .........       0.64%      0.91%           1.00%       0.52%        0.90%          1.30%        1.05%

  * Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, has entered into a Distribution Agreement with ISI, principal underwriter for the Fund. Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance.

 ** Because the Third Avenue Value Portfolio commenced operations on January 2,
    1998, the percentages set forth as "Other Expenses" and "Total Fund Annual Expenses" are estimates.


     The purpose of the preceding Table is to assist the Policyowner in understanding the various costs and expenses that a Policyowner will bear directly and indirectly. The Table reflects charges and expenses of the Separate Account as well as the Portfolios of the Fund for the fiscal year ended December 31, 1997, except that the "Other Expenses" and "Total Fund Annual Expenses" for the Third Avenue Portfolio are estimates. Expenses of the Fund may be higher or lower in the future. Certain states and other governmental entities may impose a premium tax, which the Table does not include. For more information on the charges described in this Table, see "Charges And Deductions" on page 26 and the Fund Prospectus which accompanies this Prospectus.


     WRL Investment Management, Inc. ("WRL Management") has undertaken, until at least April 30, 1998, to pay Fund expenses on behalf of the Portfolios to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio's average daily net assets. The expense limitation for the Aggressive Growth, Emerging Growth, Growth, Global, Balanced, Value Equity, C.A.S.E. Growth, Third Avenue Value, Strategic Total Return, Growth & Income and Tactical Asset Allocation Portfolios is 1.00% of the average daily net assets; 0.70% of the average daily net assets of the Bond and Money Market Portfolios; 1.50% of the average daily net assets of the International Equity Portfolio; and 1.30% of the average daily net assets of the U.S. Equity Portfolio. In 1997, WRL Management reimbursed the C.A.S.E. Growth Portfolio in
the amount of $      . Without such reimbursement, the total annual Fund
expenses during 1997 for the C.A.S.E. Growth Portfolio would have been     %.

                       INVESTMENT EXPERIENCE INFORMATION

      The information provided in this section shows the historical investment experience of the Fund and hypothetical illustrations of the Policy based on the historical investment experience of the Fund. It does not represent or project future investment performance.

      The Policies became available for sale in         of 1998. The Series
Account was established on October 24, 1994 and commenced operations        ,
1998. The Fund commenced operations on October 2, 1986. The rates of return shown below depict the historic investment experience of each Portfolio of the Fund for the periods shown and assumes that the rate of return for each Portfolio in each calendar year was uniformly earned throughout the year. The actual performance of the Portfolios, however, has and will vary throughout the year, and will result in variable monthly deductions from Cash Value that could affect performance. The illustrations of death benefits, Cash Values and Net Surrender Values shown below depict these Policy features for a hypothetical Policy as if it had been purchased on January 1, 1987 for Insureds in the age and risk classes indicated, based on the historical investment experience of the Portfolio indicated since January 1, 1987. The actual rate of return for each Portfolio in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year.


RATES OF RETURN


      The rates of return shown below are based on the investment performance, as described above, after the deduction of investment management fees and direct Fund expenses, of the

Portfolios of the Fund. The rates are average annual compounded rates of return for the periods ended on December 31, 1997. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.)

      These rates of return do not reflect the annual charge against the assets of the Series Account of 0.90% for mortality and expense risks. These rates of return also do not reflect the charges deducted from premiums, monthly deductions from Cash Value, or surrender charges. (See Charges and Deductions - Premium Expense Charge, p. 26; Contingent Surrender Charges, p. 26; and Cash Value Charges, p. 27.) Accordingly, these rates of return do not illustrate how actual investment performance will affect benefits under the Policies. (See, however, Death Benefit, Cash Value and Net Surrender Value Illustrations, below.) Moreover, these rates of return are not an estimate, projection or guarantee of future performance.

      Also shown are comparable figures for the unmanaged Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock market performance. As an unmanaged index, the Standard & Poor's Index of 500 Common Stocks (S&P
500) does not reflect any deductions for the expense of operating and managing an investment portfolio. As an unmanaged index, the S&P 500 does not reflect any deduction for the expenses of operating and managing an investment Portfolio.

                   AVERAGE ANNUAL COMPOUNDED RATES OF RETURN
                   FOR THE PERIODS ENDED ON DECEMBER 31, 1997


Fund Portfolio            Inception*   5 Years   3 Years   1 Year
------------------------ ------------ --------- --------- -------
Growth                           %           %         %       %
Global                          %           %         %       %
Bond                            %           %         %       %
Money Market                    %           %         %       %
Emerging Growth                 %        N/A          %       %
Strategic Total Return          %        N/A          %       %
Aggressive Growth               %        N/A          %       %
Balanced                        %        N/A          %       %
Growth & Income                 %        N/A          %       %
Tactical Asset
  Allocation                    %        N/A          %       %
C.A.S.E. Growth                 %        N/A       N/A        %
Value Equity                    %        N/A       N/A        %
U.S. Equity                     %        N/A       N/A        %
International Equity            %        N/A       N/A        %
S&P 500                         %           %         %       %

 * The Growth, Bond and Money Market Portfolios of the Fund commenced operations on October 2, 1986. The Global Portfolio commenced operations on December 3, 1992. The Emerging Growth and Strategic Total Return Portfolios commenced operations on March 1, 1993. The Aggressive Growth, Balanced and Growth & Income Portfolios commenced operations on March 1, 1994. The Tactical Asset Allocation Portfolio commenced operations on January 3, 1995. The C.A.S.E. Growth Portfolio commenced operations on May 1, 1995. The Value Equity Portfolio commenced operations on May 1, 1996. The U.S. Equity and the International Equity Portfolios commenced operations on January 2, 1997. The Standard & Poor's Index of 500 Common Stocks returns are based on an inception date of October 2, 1986.

Because the Third Avenue Value Portfolio had not yet commenced operations as of December 31, 1997, the chart above does not reflect rates of return for this Portfolio.

      Additional information regarding the investment performance of the Portfolios of the Fund appears in the attached Prospectus for the Portfolios of the Fund.

DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE
ILLUSTRATIONS

      In order to demonstrate how the historic investment experience of the Portfolios would have affected the Option B death benefits, the Policy Cash Value and Net Surrender Value, the following hypothetical illustrations are based on the historic investment experience of each Portfolio as if the Policy had been available for sale and issued on January 1 of the year following or coincident with each Portfolio's inception. The historic rate of return in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year, and will result in variable monthly deductions from Cash Values that could affect performance. These illustrations do not represent what may happen in the future.


      For each Portfolio, the illustrations show Option B based on the payment of annual premiums of $4,000 at the beginning of each Policy year, and a Specified Amount of $250,000 for a male age 55 and a female age 55. The illustrations also assume that the Joint Insureds are placed in AUSA Life's Select underwriting rate class. (See Cash Value Charges - Cost of Insurance, p. 27.) The illustrations also assume that the Policy's entire Cash Value is allocated to the Sub-Account corresponding to the Portfolio shown. The illustrated values would be different if the Policyowner had chosen Option A death benefits.


      The amounts shown for death benefits, Cash Values and Net Surrender Values take into account all charges and deductions from the Policy, the Series Account and the Fund (see Charges and Deductions - Premium Expense Charge, p. 26, Charges Against the Series Account, p. 28, and Investments of the Series Account - WRL Series Fund, Inc., p. 18).


      For each Portfolio of the Fund, one illustration is based on the guaranteed cost of insurance rates, while the other illustration is based on the current cost of insurance rates. These examples of Policy performance are for the specific ages, sexes, rate class, premium payment pattern and Policy set forth above. The amount and timing of premium payments would affect individual Policy benefits as would any withdrawals or loans.


      This Prospectus also contains illustrations based on hypothetical rates of return. See Appendix A, pp. 41-43.


      The following example shows how the hypothetical net return of the Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that the Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1988  ..............................   $           $              $           $
1989*    ...........................
1990*    ...........................
1991*    ...........................
1992*    ...........................
1993*    ...........................
1994*    ...........................
1995*    ...........................
1996* ..............................
1997* ..............................
1998* ..............................

* For the years shown, benefits and values reflect only premiums paid during previous Policy years.




     The following example shows how the hypothetical net return of the Bond Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.




                                BOND PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1988  ..............................   $           $              $           $
1989*    ...........................
1990*    ...........................
1991*    ...........................
1992*    ...........................
1993*    ...........................
1994*    ...........................
1995*    ...........................
1996* ..............................
1997* ..............................
1998* ..............................

* For the years shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Money Market Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                            MONEY MARKET PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1988  ..............................   $           $              $           $
1989*    ...........................
1990*    ...........................
1991*    ...........................
1992*    ...........................
1993*    ...........................
1994*    ...........................
1995*    ...........................
1996* ..............................
1997* ..............................
1998* ..............................

* For the years shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Global Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, and if the Global Portfolio had been offered through the Policy as of January 1, 1993. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                               GLOBAL PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1994  ..............................   $           $              $           $
1995*    ...........................
1996* ..............................
1997* ..............................
1998* ..............................

* For the years shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Emerging Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994, if the Emerging Growth Portfolio had been offered by the Policy as of January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                           EMERGING GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1995  ..............................   $           $              $           $
1996* ..............................
1997* ..............................
1998* ..............................

* For the years shown, benefits and values reflect only premiums paid during previous Policy years.



     The following example shows how the hypothetical net return of the Strategic Total Return Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994, if the Strategic Total Return Portfolio had been offered by the Policy as of January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                       STRATEGIC TOTAL RETURN PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value             Net Surrender Value
                                       -------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current      Guaranteed     Current     Guaranteed
1995  ..............................   $            $              $           $
1996* ..............................
1997* ..............................
1998* ..............................

* For the years shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Aggressive Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                          AGGRESSIVE GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Balanced Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                              BALANCED PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Growth & Income Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                           GROWTH & INCOME PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Tactical Asset Allocation Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995, if the Tactical Asset Allocation Portfolio had been offered by the Policy as of January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                      TACTICAL ASSET ALLOCATION PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996  ..............................   $           $              $           $
1997* ..............................
1998* ..............................

* For the years shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the C.A.S.E. Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1996, if the C.A.S.E. Growth Portfolio had been offered by the Policy as of January 1, 1996. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                           C.A.S.E. GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1997  ..............................   $4,125      $4,125         $1,815      $1,815
1998* ..............................

     The following example shows how the hypothetical net return of the Value Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1996, if the Value Equity Portfolio had been offered by the Policy as of January 1, 1996. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                            VALUE EQUITY PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1997  ..............................
1998* ..............................     $            $             $            $

     The following example shows how the hypothetical net return of the International Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                        INTERNATIONAL EQUITY PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1998  ..............................     $            $             $           $

     The following example shows how the hypothetical net return of the U.S. Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.
                             U.S. EQUITY PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
         ($250,000 Specified Amount, Non-Smoker Ultimate Select Risk)
                             Death Benefit Option B
              Both Current and Guaranteed Cost of Insurance Rates


                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1998  ..............................     $            $             $           $

     For the years shown, benefits and values reflect only premiums paid during previous Policy years the Third Avenue Value Portfolio had not commenced operations as of December 31, 1997, there are no hypothetical illustrations for this Policy years Portfolio.

OTHER PERFORMANCE DATA

AUSA Life may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable life issuers in general, or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds, with investment objectives similar to each of the Sub-Accounts whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar") or reported by other services, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance and Fortune. Lipper and Morningstar are widely used independent research services which monitor and rank the performance of variable life insurance policies in each of the major categories of investment objectives on an industry-wide basis.

      Lipper's and Morningstar's rankings include variable annuity contracts as well as variable life insurance policies. The performance analyses prepared by Lipper and Morningstar rank such policies and contracts on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration.

      AUSA Life may also compare the performance of each Sub-Account in advertising and sales literature to the S&P 500, a widely used measure of stock market performance, or other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but usually do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

      In addition, AUSA Life may, as appropriate, compare each Sub-Account's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Average (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

                       AUSA LIFE AND THE SERIES ACCOUNT

AUSA LIFE INSURANCE COMPANY, INC.

      AUSA Life is incorporated under the laws of New York. AUSA Life is a stock life insurance company engaged in the business of writing life insurance policies and annuity contracts. AUSA Life is admitted to do business in 39 states and the District of Columbia. AUSA Life's principal business office is located in Purchase, New York; however, the Administrative Office and mailing address for all Policy transactions is P.O. Box 9054, Clearwater, FL 34618-9054. AUSA Life is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), a stock life insurance company which is wholly-owned by AEGON USA, Inc. ("AEGON USA"). AEGON USA is a financial services holding company whose primary emphasis is on life and health insurance and annuity and investment products. AEGON USA is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation, which is a publicly traded international insurance group.

      PUBLISHED RATINGS OF AUSA LIFE. AUSA Life may from time to time publish in advertisements, sales literature and reports to Policyowners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Insurance Rating Services ("Standard & Poor's"), and Duff & Phelps Credit Rating Co. ("Duff & Phelps"). A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).

THE SERIES ACCOUNT

      The Series Account was established by AUSA Life as a separate account on October 24, 1994. The Series Account meets the definition of a "separate account" under the Federal securities laws. The Series Account will receive and invest the Net Premiums paid under this Policy and other flexible premium variable life insurance policies issued by AUSA Life.

      Although the assets of the Series Account are the property of AUSA Life, the New York Code, under which the Series Account was established, provides that the assets in the Series Account attributable to the Policies are not chargeable with liabilities arising out of any other business which AUSA Life may conduct. The assets of the Series Account shall, however, be available to cover the liabilities of the General Account of AUSA Life to the extent that the Series Account's assets exceed its liabilities arising under the Policies supported by it.

The Series Account is currently divided into fifteen Sub-Accounts. Each Sub-Account invests exclusively in shares of a single Portfolio of the Fund. Income and both realized and unrealized gains or losses from the assets of each Sub-Account of the Series Account are credited to or charged against that Sub-Account without regard to income, gains or losses from any other Sub-Account of the Series Account or arising out of any other business AUSA Life may conduct.

                                POLICY BENEFITS
DEATH BENEFIT
      Policyowners designate in the initial application one of two death benefit options offered under the Policy: Death Benefit Option A ("Option A") or Death Benefit Option B ("Option B"). As long as the Policy remains In Force, (see Policy Lapse and Reinstatement - Lapse, p. 25), AUSA Life will, upon receiving due proof of the Surviving Insured's death, pay the death benefit proceeds of a Policy to the named Beneficiary in accordance with the designated death benefit option. The amount of the death benefit proceeds payable will be determined at the end of the Valuation Period during which the Surviving Insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. (See Payments of Policy Benefits - Settlement Options, p. 32.) AUSA Life guarantees that as long as the Policy remains In Force (see Policy Lapse and Reinstatement - Lapse, p. 25), the death benefit proceeds under either option will never be less than the Specified Amount of the Policy, but the proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. These proceeds will be increased by any additional insurance In Force provided by rider and any unearned loan interest.
      OPTION A. The death benefit is the greater of (i) the Specified Amount of the Policy or (ii) a specified percentage (the "limitation percentage") times the Cash Value of the Policy on the date of death of the Surviving Insured. The limitation percentage is a percentage based on the Attained Age of the younger Joint Insured and is 250% for a younger Joint Insured age 40 or below on the Policy Anniversary prior to the date of death. For a younger Joint Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the following Limitation Percentage Table. Accordingly, under Option A the death benefit will remain level unless the limitation percentage times the Cash Value exceeds the Specified Amount, in which case the amount of the death benefit will vary as the Cash Value varies.
      ILLUSTRATION OF OPTION A. For purposes of this illustration, assume that the younger Joint Insured's Attained Age is under 40 and that there is no outstanding indebtedness. Under Option A, a Policy with a $250,000 Specified Amount will generally pay $250,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Cash Value, any time the Cash Value of the Policy exceeds $100,000, the death benefit will exceed the $250,000 Specified Amount. Each additional dollar added to Cash Value above $100,000 will increase the death benefit by $2.50.
      Similarly, so long as Cash Value exceeds $100,000, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, the Cash Value multiplied by the limitation percentage is less than the Specified Amount, the death benefit will equal the Specified Amount of the Policy.

                          LIMITATION PERCENTAGE TABLE


    ATTAINED AGE
     OF YOUNGER                           PER YEAR
   JOINT INSURED                LESS      OVER AGE
--------------------            ------   ---------
40 and under  ......   250%
41 - 45 ............   250%       7%        40
46 - 50    .........   215%       6%        45
51 - 55    .........   185%       7%        50
56 - 60    .........   150%       4%        55
61 - 65    .........   130%       2%        60
66 - 70    .........   120%       1%        65
71 - 75    .........   115%       2%        70
76 - 90    .........   105%       0%        75
91 - 95    .........   105%       1%        90
96 and older  ......   100%       0%        95

      OPTION B. The death benefit is equal to (i) the greater of the Specified Amount plus the Cash Value of the Policy on the date of death of the Surviving Insured or (ii) the limitation percentage times the Cash Value of the Policy on or prior to the date of death of the Surviving Insured. The applicable percentage is 250% for the younger Joint Insured age 40 or below on the Policy Anniversary prior to the date of death of the Surviving Insured. For the younger Joint Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the Limitation Percentage Table above. Accordingly, under Option B the amount of the death benefit will always vary as the Cash Value varies.

      ILLUSTRATION OF OPTION B. For purposes of this illustration, assume that the younger Joint Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a Specified Amount of $250,000 will generally pay a death benefit of $250,000 plus Cash Value. Thus, for example, a Policy with a Cash Value of $50,000 will have a death benefit of $300,000 ($250,000 + $50,000). The death benefit, however, must be at least 250% of Cash Value. As a result, if the Cash Value of the Policy exceeds $166,666, the death benefit will be greater than the Specified Amount plus Cash Value. Each additional dollar of Cash Value above $166,666 will increase the death benefit by $2.50.

      Similarly, any time Cash Value exceeds $166,666, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, Cash Value multiplied by the limitation percentage is less than the Specified Amount plus the Cash Value, then the death benefit will be the Specified Amount plus the Cash Value of the Policy.

      CHOOSING DEATH BENEFIT OPTION A OR OPTION B. Assuming the death benefit is not determined by reference to the limitation percentage, Option A will provide a Specified Amount of death benefit which does not vary with changes in Cash Value. Thus, under Option A, as Cash Value increases, AUSA Life's net amount at risk and therefore the pure insurance protection under the Policy will decline. In contrast, Option B involves a constant net amount at risk, assuming that the death benefit is not determined by reference to the limitation percentage. Assuming positive investment experience, the deduction for cost of insurance under a Policy with an Option A death benefit will be less than under a corresponding policy with an Option B death benefit. Because of this, if investment performance is positive, Cash Value under Option A will increase faster than under Option B but the total death benefit under Option B will generally be greater. Thus, Option A could be considered more suitable for Policyowners whose goal is increasing Cash Value based upon positive investment experience while Option B could be considered more suitable for Policyowners whose goal is increasing total death benefit.

      CHANGE IN DEATH BENEFIT OPTION. Generally, the death benefit option in effect may be changed by the Policyowner once each Policy year after the third Policy year, provided that no decrease in Specified Amount is made that year. A change in death benefit option may be made by sending AUSA Life a written request for a change. A change in death benefit option may have Federal income tax consequences. (See Federal Tax Matters, p. 35.) The Policyowner may either change the death benefit option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year.

      Under AUSA Life's current rules, no change may be made if it would result in a Specified Amount less than the minimum Specified Amount set forth in the Policy. The effective date of any change will be the Monthly Anniversary on or following receipt of the request. No charges will be imposed for making a change in death benefit option.

      If the death benefit option is changed from Option B to Option A, the Specified Amount will be increased by an amount equal to the Policy's Cash Value on the effective date of change. If the death benefit option is changed from Option A to Option B, the Specified Amount will be decreased by an amount equal to the Cash Value on the effective date of the change.

      CORRIDOR PERCENTAGE. If pursuant to requirements of the Internal Revenue Code of 1986, as amended, the death benefit under a Policy is determined by reference to the limitation percentages discussed above, the Policy is described as "in the corridor," and an increase in the Cash Value of the Policy will increase the net amount at risk assumed by AUSA Life and consequently increase the cost of insurance deducted from the Cash Value of the Policy. (See Cash Value Charges - Cost of Insurance, p. 27.)

      INSURANCE PROTECTION. A Policyowner may increase or decrease the pure insurance protection provided by a Policy (i.e., the difference between the death benefit and the Cash Value) in one of several ways as insurance needs change. These ways include decreasing the Specified Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a cash withdrawal from the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

      (a) A decrease in the Specified Amount will, subject to the limitation percentage (see Policy Benefits - Death Benefit, p. 14), in general decrease the insurance protection and the charges under the Policy without reducing the Cash Value.

      (b) If Option A is elected, an increased level of premium payments will reduce the pure insurance protection, until the limitation percentage times the Cash Value exceeds the Specified Amount. Increased premiums should increase the amount of funds available to keep the Policy In Force.

      (c) A cash withdrawal will reduce the death benefit. (See Surrender Privileges - Cash Withdrawals, p. 31.) It has no effect on the amount of pure insurance protection and charges under the Policy, unless the death benefit payable is governed by the limitation percentages. It results in a reduced amount of Net Surrender Value available to pay the monthly deduction, thereby increasing the possibility that the Policy will lapse.

      (d) A reduced level of premium payments generally increases the amount of pure insurance protection if Option A is elected, or maintains the same amount of pure insurance protection if Option B is elected, again depending on the limitation percentage. It results in a reduced amount of Cash Value and increases the possibility that the Policy will lapse.

      HOW DEATH BENEFITS MAY VARY IN AMOUNT. As long as the Policy remains In Force, AUSA Life guarantees that the death benefit will never be less than the Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, vary with the Policy's Cash Value. Under Option A, the death benefit will only vary when the Cash Value multiplied by the limitation percentage exceeds the Specified Amount of the Policy. The death benefit under Option B will always vary with the Cash Value because the death benefit equals either the Specified Amount plus the Cash Value or the limitation percentage times the Cash Value.

      DECREASE IN SPECIFIED AMOUNT. Subject to certain limitations, a Policyowner may decrease the Specified Amount of a Policy. A decrease in Specified Amount may affect the net amount at risk, which may affect a Policyowner's cost of insurance charge. (See Cash Value Charges - Cost of Insurance, p. 27.) A decrease in Specified Amount could also have Federal income tax consequences. (See Federal Tax Matters, p. 35.) The Policyowner may either change the death benefit option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year.

      No requested decrease in the Specified Amount will be permitted during the first three Policy years. Thereafter, any decrease in the Specified Amount will become effective on the Monthly Anniversary date on or following receipt of a written request from the Policyowner by AUSA Life. The

Specified Amount remaining In Force after any requested decrease may not be less than the minimum Specified Amount set forth in the Policy. AUSA Life reserves the right to limit any decrease to no more than 20% of the Specified Amount immediately prior to the decrease. If, following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Premiums - Premium Limitations, p.
22), the decrease may be limited to the extent necessary to meet these requirements.

WHEN INSURANCE COVERAGE TAKES EFFECT

      No life insurance coverage shall take effect unless the proposed Joint Insureds are alive and in the same condition of health as described in the application when the Policy is delivered to the Policyowner and the full Initial Premium is paid. However, if the full Initial Premium is paid as set forth in the conditional receipt attached to the application, and the conditional receipt is delivered to the Policyowner, the terms of the conditional receipt shall apply.

      CONDITIONAL INSURANCE COVERAGE. The proposed Joint Insureds must be insurable and acceptable to AUSA Life under its underwriting rules for the amount, plan and risk classification applied for on the later of: (a) the date of application, or (b) the date of completion of all medical tests and examinations required by AUSA Life. Any check given for payment must be honored on first presentation. The conditional receipt and all coverages applied for on the application are void if a check or draft received for payment of the Initial Premium is not honored when first presented for payment.

      AMOUNT OF CONDITIONAL LIFE INSURANCE COVERAGE. If conditional insurance coverage becomes effective under the terms of the conditional receipt, then the amount of conditional life insurance coverage on any person proposed for insurance is the lesser of: (a) the amount of life insurance applied for on such person, or (b) $300,000 reduced by the amounts payable under all other life insurance or accidental death benefits then in force or pending with AUSA Life.

      WHEN CONDITIONAL LIFE INSURANCE COVERAGE BEGINS. If the conditions listed above are fulfilled, then the amount of conditional insurance coverage specified above shall take effect on the later of: (a) the date of the application, or (b) the date of the completion of all medical tests and examinations required by AUSA Life. All conditional coverages for the proposed Joint Insureds will be deemed void if the application contains material misrepresentation or is fraudulently completed. Benefits under the conditional receipt coverage will be denied if any proposed Joint Insured commits suicide.

      WHEN CONDITIONAL LIFE INSURANCE COVERAGE ENDS. Conditional life insurance coverage shall terminate automatically, without notice, on the earliest of the following dates: (a) the date AUSA Life approves the Policy as applied for, or
(b) 10 days following any counteroffer by AUSA Life to offer insurance to any person proposed for insurance under a different plan or at an increased premium or on a different rate class or (c) at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance coverage in the amount as described above, or (d) at the beginning of the 60th day following the date of the conditional receipt.

TERMINAL ILLNESS ACCELERATED DEATH BENEFIT RIDER

      In states where this rider has been approved by that state's department of insurance, upon receipt of proof satisfactory to AUSA Life that the Surviving Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced life expectancy to not more than 12 months from the date of the Physician's Statement (a "Terminal Condition"), AUSA Life will pay to the Policyowner a "Single Sum Benefit", equal to:

      (a) the Death Benefit in effect on the date the Single Sum Benefit is paid; multiplied by

      (b) the Election Percentage; divided by

      (c) 1 + i, where i equals the greater of (A) and (B) on the date the Single Sum Benefit is paid. (A) equals the interest rate determined under Internal Revenue Code section 846(c)(2), as it may be amended from time to time; and (B) equals the Policy Loan Interest Rate; minus

      (d) indebtedness, if any, at the time the Single Sum Benefit is paid, multiplied by the Election Percentage.

      "Death Benefit" under the Rider means the amount payable at death of the Surviving Insured under the Policy, plus the benefit payable under any In Force Joint Insured Term Rider or Wealth Protector Rider. (See Optional Insurance Benefits, p. 33.) "Election Percentage" means a percentage, selected by the Policyowner, not to exceed 100% of the Policy's Death Benefit, as defined under the Rider; however, in no event will the Election Percentage result in a Single Sum Benefit greater than $500,000. A "Physician" may be a Doctor of Medicine or a Doctor of Osteopathy, licensed to practice medicine and treat injury or illness in the state in which treatment is received and who is acting within the scope of that license, and must be someone other than the Surviving Insured, the Policyowner, a person who lives with the Surviving Insured or Policyowner, or a person who is part of the Surviving Insured's or Policyowner's "Immediate Family" (spouse, child, brother, sister, parent, grandparent or grandchild of the Surviving Insured). The "Physician's Statement" must be a written statement signed by a Physician which provides the Physician's diagnosis of the Surviving Insured's non-correctable medical condition. It must state with reasonable medical certainty that the non-correctable medical condition will result in the death of the Surviving Insured within 12 months of the Physician's Statement, taking into consideration the ordinary and reasonable medical care, advice and treatment available in the same or similar communities.

      The Rider will not pay benefits for a Terminal Condition resulting from self-inflicted bodily injuries occurring within the same period specified in the Policy's suicide provision. The Rider terminates at the earliest of (a) the date the Policy terminates, (b) the effective date of a settlement option elected under the Policy, (c) the date the Single Sum Benefit is paid, or (d) the date the Policyowner elects to terminate the Rider.

      Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, Western Reserve believes that for Federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Benefit Rider should be fully excludable from the gross income of the Beneficiary, as long as the Beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax advisor about the consequences of adding this Rider to a Policy or requesting a Single Sum Benefit payment under this Rider. There is no additional charge for this benefit. As stated above, this Rider may not be available in all states, or, if available, the terms of the Rider may vary in accordance with each state's insurance laws.

CASH VALUE

      At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Policy's value in each Sub-Account of the Series Account plus the Fixed Account Value. There is no guaranteed minimum Cash Value.

      NET SURRENDER VALUE. A Policyowner may at any time surrender the Policy and receive the Policy's Net Surrender Value. (See Policy Rights - Surrender Privileges, p. 30.) The Net Surrender Value as of any date is equal to:

      (1) the Cash Value as of such date; minus
      (2) any surrender charge as of such date (as described on p. 30); minus
      (3) any outstanding Policy loan; plus
      (4) any unearned loan interest.

      DETERMINATION OF VALUES IN THE SERIES ACCOUNT. On the Policy Date, the Policy's value in a Sub-Account of the Series Account will equal the portion of any Net Premium allocated to the Sub-Account, reduced by the portion of the first monthly deduction allocated to that Sub-Account. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 23.) Thereafter, on each Valuation Date, the Policy's value in a Sub-Account of the Series Account will equal the number of units in the Sub-Account, multiplied by the unit value of that Sub-Account.

The number of units that the Policy has in each Sub-Account is equal to:

      (1) The initial units purchased on the Policy Date; plus

      (2) Units purchased at the time additional Net Premiums are allocated to the Sub-Account; plus

           (3) Units purchased through transfers from another Sub-Account or the Fixed Account; minus

      (4) Units that are redeemed to pay for monthly deductions as they are due; minus

      (5) Units that are redeemed to pay for any cash withdrawals; minus

      (6) Units that are redeemed as part of any transfer to another Sub-Account or the Fixed Account.

      The Policy's total value in the Series Account equals the sum of the Policy's value in each Sub-Account. (For a description of how the values of the Fixed Account are calculated, see The Fixed Account - Fixed Account Value, p. 34.) Because the Cash Value is dependent upon a number of variables, including the investment experience of the chosen Sub-Accounts of the Series Account, the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, a Policy's Cash Value cannot be predetermined.

      UNIT VALUE. The unit value of each Sub-Account was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next. Unit values also will vary between Sub-Accounts. The unit value of any Sub-Account at the end of a Valuation Period is the result of:

           (1) The total value of the assets held in the Sub-Account, determined by multiplying the number of shares of the designated Portfolio owned by the Sub-Account times the Portfolio's net asset value per share; minus

      (2) A deduction for the charge for mortality and expense risks. The daily amount of this charge is equal to an annual amount of ninety one-hundredths of one per cent (0.90%), and is used to compensate AUSA Life for its assumption of certain mortality and expense risks, and is multiplied times the net assets of the Sub-Account; minus

      (3) The accrued amount of reserve for any taxes or other economic burden resulting from the application of tax laws that are determined by AUSA Life to be properly attributable to the Sub-Account; and the result divided by

           (4) The number of outstanding units in the Sub-Account.

      VALUATION DATE AND VALUATION PERIOD. The net asset value per share of shares of the Fund is determined, once daily, as of the close of the regular session of business on the New York Stock Exchange ("Exchange") (usually 4:00 p.m., Eastern time), on each day the Exchange is open.

                       INVESTMENTS OF THE SERIES ACCOUNT

WRL SERIES FUND, INC.

      The Series Account invests in shares of the Fund, a series mutual fund which is registered with the Securities and Exchange Commission ("Commission") as an open-end diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Commission.

      Currently, the Portfolios of the Fund corresponding to the Sub-Accounts of the Series Account are: Aggressive Growth Portfolio, Emerging Growth Portfolio, Growth Portfolio, Global Portfolio, Balanced Portfolio, Strategic Total Return Portfolio, Bond Portfolio, Growth & Income Portfolio,

Money Market Portfolio, Tactical Asset Allocation Portfolio, C.A.S.E. Growth Portfolio, Value Equity Portfolio, U.S. Equity Portfolio, International Equity Portfolio and Third Avenue Value Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has an investment objective and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain Sub-Accounts and corresponding Portfolios may not be available to residents of some states.

      The investment objectives and policies of each Portfolio are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of risks, can be found in the Prospectus for the Fund which should be read carefully.

      AGGRESSIVE GROWTH PORTFOLIO: This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities.

      EMERGING GROWTH PORTFOLIO: This Portfolio seeks capital appreciation by investing primarily in common stocks of small and medium sized companies.

      GROWTH PORTFOLIO:  This Portfolio's objective is growth of capital.

      GLOBAL PORTFOLIO: This Portfolio seeks long-term growth of capital in a manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

      THIRD AVENUE VALUE PORTFOLIO: This Portfolio seeks long-term capital appreciation, primarily through equity securities of well financed companies believed to be priced below their private market values and debt securities providing strong protective covenants and high, effective yields.

      BALANCED PORTFOLIO: This Portfolio seeks preservation of capital, reduced volatility, and superior long-term risk adjusted returns by investing primarily in common stock, convertible securities and fixed-income securities.

      STRATEGIC TOTAL RETURN PORTFOLIO: This Portfolio seeks to provide current income, long-term growth of income and capital appreciation by investing primarily in a blend of equity and fixed-income securities, including common stocks, income producing securities convertible into common stock, and fixed-income securities.

      BOND PORTFOLIO: This Portfolio seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital.

      GROWTH & INCOME PORTFOLIO: This Portfolio's objective is to seek total return by investing in securities that have defensive characteristics. The Portfolio will invest primarily in a diversified portfolio of equity and debt securities with an emphasis on sector investing.

      MONEY MARKET PORTFOLIO: This Portfolio's objective is to obtain maximum current income consistent with preservation of principal and maintenance of liquidity.

      TACTICAL ASSET ALLOCATION PORTFOLIO: This Portfolio seeks preservation of capital and competitive investment returns by investing primarily in stocks, United States Treasury bonds, notes and bills, and money market funds.

      C.A.S.E. GROWTH PORTFOLIO: This Portfolio's objective is annual growth of capital through investment in companies whose management, financial resources and fundamentals appear attractive on a scale measured against each company's present value.

      VALUE EQUITY PORTFOLIO: This Portfolio seeks to achieve maximum, consistent total return with minimum risk to principal by investing primarily in common stocks with above-average statistical value which, in the Sub-Adviser's opinion, are in fundamentally attractive industries and are undervalued at the time of purchase.

      INTERNATIONAL EQUITY PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in the common stock of foreign issuers traded on overseas exchanges and in foreign over-the-counter markets.

      U.S. EQUITY PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. companies.

      WRL Management, an affiliate of AUSA Life, located at 201 Highland Avenue, Largo, FL 33770, a wholly-owned subsidiary of Western Reserve Life Assurance Co. of Ohio ("Western Reserve"), serves as investment adviser to each Portfolio of the Fund and manages its assets in accordance with policies, programs and guidelines established by the Board of Directors of the Fund. AUSA Life, WRL Management and Western Reserve are affiliates.

      Each Sub-Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Sub-Advisers for the Portfolios of the Fund are as follows:

Janus Capital Corporation ("Janus") serves as sub-adviser to the Growth and Global Portfolios of the Fund. WRL Management and Janus will divide equally monthly compensation at current annual rates of 0.80% of the aggregate average daily net assets each of the Growth Portfolio and the Global Portfolio.

      AEGON USA Investment Management, Inc. ("AIMI") is sub-adviser to the Balanced Portfolio and the Bond Portfolio of the Fund. AIMI is a wholly-owned subsidiary of AEGON USA and thus is an affiliate of AUSA Life. WRL Management and AIMI will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Balanced Portfolio. WRL Management will receive monthly compensation at a current annual rate of 0.25% and AIMI will receive 0.20% of the aggregate average daily net assets of the Bond Portfolio. AIMI's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Balanced and Bond Portfolios pursuant to any expense limitation or other reimbursement.

      Van Kampen American Capital Asset Management, Inc. ("Van Kampen American Capital") is sub-adviser to the Emerging Growth Portfolio of the Fund. Van Kampen American Capital is an indirect wholly-owned subsidiary of VK/AC Holding, Inc., ("VK/AC Holding"). VK/AC Holding is a wholly-owned subsidiary of MSAM Holdings II, Inc., which, in turn, is a wholly-owned subsidiary of Morgan Stanley Group, Inc. It is anticipated that in mid-June, 1997, Morgan Stanley Group Inc. will merge with Dean Witter, Discover & Co., a financial services company. WRL Management and Van Kampen American Capital will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Emerging Growth Portfolio. Van Kampen American Capital's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Emerging Growth Portfolio pursuant to any expense limitation or other reimbursement.

      Luther King Capital Management Corporation ("Luther King") is sub-adviser to the Strategic Total Return Portfolio of the Fund. Ultimate control of Luther King is exercised by J. Luther King, Jr. WRL Management and Luther King will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Strategic Total Return Portfolio.

Federated Investment Counseling ("Federated") is sub-adviser to the Growth & Income Portfolio of the Fund. Federated is a wholly-owned subsidiary of Federated Investors. WRL Management will receive monthly compensation at the current annual rate of 0.75% of the aggregate average daily net assets of the Growth & Income Portfolio. From this amount, as compensation of its services, Federated will receive payments of fees equal to 0.50% of the first $30 million of average daily net assets, 0.35% of the next $20 million of average daily net assets, and 0.25% of average daily net assets in excess of $50 million of the Growth & Income Portfolio.

Fred Alger Management, Inc. ("Fred Alger") is sub-adviser to the Aggressive Growth Portfolio of the Fund. Fred Alger is a wholly-owned subsidiary of Fred Alger & Company, Incorporated, which in turn is a wholly-owned subsidiary of Alger Associates, Inc., a financial services holding company controlled by Fred
M. Alger. WRL Management and Fred Alger will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Aggressive Growth Portfolio.

      Dean Investment Associates, a Division of C.H. Dean and Associates, Inc. ("Dean") is sub-adviser to the Tactical Asset Allocation Portfolio of the Fund. Dean is wholly-owned by C.H. Dean and Associates, Inc. WRL Management and Dean will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Tactical Asset Allocation Portfolio. Dean's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Tactical Asset Allocation Portfolio pursuant to any expense limitation or other reimbursement.

      J.P. Morgan Investment Management, Inc. ("J.P. Morgan" is sub-adviser to the Money Market Portfolio of the Fund. J.P. Morgan is a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated. WRL Management will receive monthly compensation at the current annual rate of 0.40% of the aggregate average daily net assets of the Money Market Portfolio. From this amount, as compensation for its services, J.P. Morgan will receive 0.15% of the average daily net assets of the Money Market Portfolio.

      C.A.S.E. Management, Inc. ("C.A.S.E.") is sub-adviser to the C.A.S.E. Growth Portfolio of the Fund. C.A.S.E. is a wholly-owned subsidiary of C.A.S.E. Inc. C.A.S.E. Inc. is indirectly controlled by William Edward Lange, president and chief executive officer of C.A.S.E. WRL Management and C.A.S.E. will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the C.A.S.E. Growth Portfolio.

      NWQ Investment Management Company, Inc. ("NWQ Investment") is sub-adviser to the Value Equity Portfolio of the Fund. NWQ Investment was founded in 1982 and is a wholly-owned subsidiary of United Asset Management Corporation. WRL Management and NWQ Investment will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Value Equity Portfolio. NWQ Investment's compensation will be reduced by 50% of the amount paid by AUSA Life on behalf of the Value Equity Portfolio pursuant to any expense limitation or other reimbursement.

      Scottish Equitable Investment Management Limited ("Scottish Equitable") serves as a co-sub-adviser to the International Equity Portfolio. Scottish Equitable is a wholly-owned subsidiary of Scottish Equitable plc, successor to Scottish Equitable Life Assurance Society, which was founded in Edinburgh in 1831. Scottish Equitable is also an indirect wholly-owned subsidiary of AEGON nv. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, Scottish Equitable receives 0.50% of average daily net assets of the Portfolio managed by Scottish Equitable, less 50% of the amount of excess expenses attributable to such assets.

      GE Investment Management Incorporated ("GEIM") also serves as a co-sub-adviser to the International Equity Portfolio and as sub-adviser to the U.S. Equity Portfolio. GEIM is a wholly-owned subsidiary of General Electric Company ("GE"). GEIM's principal officers and directors serve in similar capacities with respect to General Electric Investment Corporation ("GEIC," and, together with GEIM and their predecessors, collectively referred to as "GE Investments"), which like GEIM is a wholly-owned subsidiary of GE. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, GEIM, receives 0.50% of average daily net assets of the Portfolio managed by GEIM, less 50% of amount of excess expenses attributable to such assets.

      With respect to the U.S. Equity Portfolio, WRL Management and GEIM will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the U.S. Equity Portfolio. GEIM's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the U.S. Equity Portfolio pursuant to any expense limitation or other reimbursement. Any amount borne by GEIM pursuant to any expense limitation constitutes an agreement between the Investment Adviser and GEIM only for the first twelve months following each Portfolio's commencement of operations. Thereafter, any such arrangements will be as mutually agreed upon by GEIM and the Investment Adviser.

      EQSF Advisers, Inc. ("EQSF") is sub-adviser to the Third Avenue Value Portfolio. EQSF is a New York corporation organized in 1988 and is controlled by Martin J. Whitman. WRL Management and EQSF will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Third Avenue Value Portfolio. EQSF's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Third Avenue Value Portfolio pursuant to any expense limitation or other reimbursement.

      In addition to the Series Account, shares of the Fund are also sold to the WRL Series Life Account and WRL Series Annuity Account, separate accounts established by Western Reserve for its variable life insurance policies and variable annuity contracts, the PFL Endeavor Variable Annuity Account, PFL Endeavor Platinum Variable Annuity Account, and the PFL Life Variable Annuity Account A, separate accounts of PFL Life Insurance Company, and to the AUSA Endeavor Variable Annuity Account, a separate account of AUSA Life Insurance Company, Inc., all affiliates of AUSA Life. Shares of the Fund may in the future be sold to other separate accounts, including separate accounts established for variable life insurance policies or variable annuity contracts issued by AUSA Life or its affiliates. It is conceivable that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither AUSA Life nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example,
(1) changes in state insurance laws, (2) changes in Federal income tax laws, or
(3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, AUSA Life will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

      AUSA Life reserves the right to transfer assets of the Series Account to another separate account which AUSA Life determines to be associated with the class of contracts to which the Policy belongs. AUSA Life also reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the investments that are held by any Sub-Account or that any Sub-Account may purchase. Any such addition, deletion or substitution by AUSA Life of shares of another Portfolio of the Fund or of another open-end, registered investment company, will only be taken if the shares of a Portfolio are no longer available for investment, or if in AUSA Life's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Series Account. AUSA Life will not add, delete or substitute any shares attributable to a Policyowner's interest in a Sub-Account of the Series Account without notice to and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained herein shall prevent the Series Account from purchasing other securities for other Portfolios or classes of policies, or from permitting a conversion between Portfolios or classes of policies on the basis of requests made by Policyowners.

      AUSA Life also reserves the right to establish additional Sub-Accounts of the Series Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, with a specified investment objective. New Sub-Accounts may be established when, in the sole discretion of AUSA Life, marketing, tax or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policyowners on a basis to be determined by AUSA Life. AUSA Life may also eliminate one or more Sub-Accounts if, in its sole discretion, marketing, tax, or investment conditions warrant.

      In the event of any such substitution or change, AUSA Life may by appropriate endorsement make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by AUSA Life to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the Series Account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or sub-accounts.

                      PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY

      Individuals wishing to purchase a Policy must send a completed application to AUSA Life, P.O. Box 9054, Clearwater, Florida 34618-9054. Under AUSA Life's current rules, the minimum Specified Amount of a Policy is generally $100,000. Policies will generally be issued only to Joint Insureds ages 1 to 85 who supply satisfactory evidence of insurability sufficient to AUSA Life. (Because a few state insurance regulatory authorities have not yet approved Policies for issue to Joint Insureds ages 1-19, AUSA Life will only issue Policies for Joint Insureds ages 1-19 of these states upon approval by their regulatory authorities.)

      The younger Joint Insured must be no older than age 80. Further, the sum of the ages of the Joint Insureds cannot exceed the total of 160 years (see Policy Lapse and Reinstatement - Lapse, p. 24). AUSA Life may, however, at its sole discretion, issue a Policy with a younger Joint Insured above the age of
80. Acceptance is subject to AUSA Life's underwriting rules and Western Reserve reserves the right to reject an application for any reason permitted by law.

PREMIUMS

      Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.

      PREMIUM FLEXIBILITY. Unlike conventional insurance policies, this Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. AUSA Life may require the Policyowner to pay an Initial Premium at least equal to a minimum monthly guarantee premium set forth in the Policy before issuing the Policy. (See Charges and Deductions - Premium Expense Charge, p. 26.) Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may make unscheduled premium payments at any time in any amount.

      PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a Planned Periodic Premium schedule that provides for the payment of a level premium at a fixed interval over a specified period of time. The Policyowner is not required to pay premiums in accordance with this schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency, and the time period over which Planned Periodic Premiums are paid.

      The payment of a Planned Periodic Premium will not guarantee that the Policy remains In Force. Instead, the duration of the Policy depends upon the Policy's Net Surrender Value. Thus, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will nonetheless lapse any time Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided there has been no addition of any riders and the total of the premiums received (minus any withdrawals and any outstanding loans) is equal to or exceeds the minimum monthly guarantee premium set forth in the Policy times the number of months since the Policy Date, including the current month. (See Policy Lapse and Reinstatement - Lapse, p. 25.)

      PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium limitations which qualify the Policy as life insurance according to Federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, AUSA Life will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. Every premium payment, whether scheduled or unscheduled, must be at least the minimum payment amount required. Under AUSA Life's current rules, the minimum payment amount is $100. Premium payments less than this minimum amount may be returned to the Policyowner.

      PAYMENT OF PREMIUMS. Payments made by the Policyowner will be treated as a premium payment unless clearly marked as loan repayments. Certain charges will be deducted from each premium payment. (See Charges and Deductions - Premium Expense Charge, p. 26.)

      As an accommodation to Policyowners, AUSA Life will accept transmittal of Initial and subsequent Premiums of at least $1,000 by wire transfer. For an Initial Premium, the wire transfer must be accompanied by a simultaneous telephone facsimile transmission ("FAX") of a completed application. An Initial Premium of $2,000 or more accepted via wire transfer with FAX will be allocated in accordance with current procedures explained in the next section entitled "Allocation of Premiums and Cash Value - Allocations of Net Premiums," below. An Initial Premium made by wire transfer not accompanied by a simultaneous FAX, or accompanied by a FAX of an incomplete application, will be retained for a period up to five business days while AUSA Life attempts to obtain the FAX or complete the essential information required to establish the Policy and allocate the Initial Premium at the unit value next determined after receipt of the FAX or information necessary to complete the application. If AUSA Life cannot obtain the FAX or essential information within five business days, AUSA Life will return the Initial Premium to the applicant, unless the applicant consents to allow AUSA Life to retain the Initial Premium until the required FAX or essential information is received.

      In the event the application with original signature is received and the allocation instructions in that application, for any reason, are inconsistent with those previously designated on the FAX, the Initial Premium will be reallocated on the first Valuation Date on or following the Record Date in accordance with the allocation instructions in the application with original signature.

      Policyowners wishing to make payments via bank wire should instruct their banks to wire Federal Funds as follows:

      Barnett Bank of Pinellas County
      ABA #
      For credit to: AUSA Life
      Account #: 1263627596
      Policyowner's Name:
      Policy Number:
      Attention: General Accounting
      Fax Number: (813) 588-1620

ALLOCATION OF PREMIUMS AND CASH VALUE

      NET PREMIUMS. The Net Premium equals the premium paid less the premium expense charges. (See Charges and Deductions - Premium Expense Charge, p. 26.) When an Initial Premium accompanies the application, monthly deductions from the Cash Value of the Policy commence on the Policy Date.

      ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner will allocate Net Premiums to one or more of the Sub-Accounts of the Series Account, to the Fixed Account, or to a combination of both. Notwithstanding the allocation in the application, the Initial Premium, less charges, will first be allocated, on the first Valuation Date on or following the Policy Date, to the Sub-Account of the Series Account that invests exclusively in shares of the Money Market Portfolio, and will be reallocated in accordance with the Policyowner's directions in the application on the first Valuation Date on or following the Record Date. The Record Date of the Policy will be the date on which the Policy is recorded on AUSA Life's books as an In Force Policy. (See Payment and Allocation of Premiums beginning on p. 22, and Policy Benefits - When Conditional Life Insurance Coverage Begins p. 17.)

      Net Premiums paid after the Record Date will be allocated in accordance with the Policyowner's instructions in the application. AUSA Life does not currently require that allocation of Net Premiums to an Account meet a minimum percentage. AUSA Life does reserve the right to limit allocation of Net Premiums to any Account to no less than 10% of each Net Premium payment. No fractional percentages are permitted. The allocation of future Net Premiums may be changed without charge at any time by providing AUSA Life with written notification from the Policyowner, or by telephone by calling AUSA Life's toll-free number, 1-800-322-7160. AUSA Life will employ the same procedures to confirm that such telephone instructions are genuine as it employs regarding transfers among Sub-Accounts and the Fixed Account by telephone. Upon instructions from the Policyowner, the registered representative/agent of record may also change the allocation of future Net Premiums. AUSA Life reserves the right to limit the number of changes of the allocation of Net Premiums to one per year. Investment returns from the amounts allocated to Sub-Accounts of the Series Account will vary with the investment experience of these Sub-Accounts and the Policyowner bears the entire investment risk.

      TRANSFERS. Cash Value may be transferred among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts, subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.) The amount of Cash Value available for transfer from any Sub-Account, or the Fixed Account, is determined at the end of the Valuation Period during which the transfer request is received at AUSA Life's Administrative Office. The net asset value for each share of the corresponding Portfolio of any Sub-Account is determined, once daily, as of the close of the regular business session of the New York Stock Exchange ("Exchange") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. (See Policy Benefits - Cash Value - Valuation Date and Valuation Period, p. 18.) Therefore, any transfer request received after the close of the regular business session of the Exchange, on any day the Exchange is open, will be processed on the next day the Exchange is open for business, utilizing the net asset value for each share of the applicable Portfolio determined as of the close of the regular business session of the Exchange. Cash Value available for transfer from the Fixed Account will be determined in the same manner.

      Policyowners may make transfer requests in writing, or by telephone. Written requests must be in a form acceptable to AUSA Life. The registered representative/agent of record for the Policy may, upon instruction from the Policyowner for each transfer, make telephone transfers upon request without the necessity for the Policyowner to have previously authorized telephone transfers in writing. If, for any reason, a Policyowner does not want the ability to make transfers by telephone, the Policyowner should provide written notice to AUSA Life at its Administrative Office. All telephone transfers should be made by calling AUSA Life at the toll-free number: 1-800-322-7160. AUSA Life will not be liable for complying with telephone instructions it reasonably believes to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and Policyowners will bear the risk of any such loss. AUSA Life will employ reasonable procedures to confirm that telephone instructions are genuine. If AUSA Life does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon such telephone instructions, providing written confirmation of such transactions to Policyowners and/or tape recording of telephone transfer request instructions received from Policyowners. AUSA Life may, at any time, revoke or modify the transfer privilege. Under AUSA Life's current procedures, it will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at AUSA Life's Administrative Office.

      Twelve Cash Value transfers are permitted without charge during any one Policy year. AUSA Life will impose a charge of $10 for each subsequent transfer. The transfer charge will not be increased. (See Optional Cash Value Charges - Cash Value Transfers, p. 28.) All transfers made in any one day will be considered a single transfer and any transfer charges will be deducted in an equal amount from each Sub-Account from which a transfer was made. Transfers resulting from policy loans, the exercise of conversion rights, and the reallocation of Cash Value immediately after the Record Date, will not be treated as a transfer for the purpose of this charge. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account or to the exercise of the conversion rights. (See Policy Rights - Conversion Rights, p. 31.)

      AUSA Life or an affiliate may provide administrative or other support services to independent third parties authorized by Policyowners to conduct transfers on a Policyowner's behalf, or who provide recommendations as to how Sub-Account values should be allocated. This includes, but is not limited to, transferring Sub-Account values among Sub-Accounts in accordance with various investment allocation strategies such third party may employ. Such independent third parties may or may not be appointed AUSA Life agents for the sale of Policies. However, AUSA LIFE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH AUSA LIFE FOR THE SALE OF POLICIES. AUSA LIFE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON A POLICYOWNER'S BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES. AUSA Life does not currently charge a Policyowner any additional fees for providing these support services.

DOLLAR COST AVERAGING

      The Policyowner may direct AUSA Life to automatically transfer specified amounts from the Money Market Sub-Account, the Bond Sub-Account, the Fixed Account or any combination of these Accounts on a monthly basis to a Sub-Account. This service is intended to allow the Owner to utilize "Dollar Cost Averaging," a long-term investment method which provides for regular, level investments over time. AUSA Life makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. To qualify for Dollar Cost Averaging a minimum of $10,000 must be in each Account from which transfers will be made and at least $1,000, in the aggregate, must be transferred each month, unless AUSA Life consents to a smaller amount.

      To further qualify for Dollar Cost Averaging from the Fixed Account, no more than one-tenth (1/10) of the amount in the Fixed Account at the commencement of Dollar Cost Averaging can be transferred each month. Other types of transfers from the Fixed Account may also be subject to certain other restrictions. (See The Fixed Account -- Allocations, Transfers and Withdrawals on p. 34.)

      A written election of this service, on a form provided by AUSA Life, must be completed by the Policyowner in order to begin transfers. The first transfer will occur during the month which follows receipt of the form, providing the form is received by the 25th day of the month. Once elected, transfers from the Money Market or Bond Sub-Accounts or the Fixed Account will be processed monthly until the entire value of each Account from which transfers are made is completely depleted or the Policyowner instructs AUSA Life in writing to cancel the monthly transfers. For example, if $15,000 was allocated to the Money Market Sub-Account and $10,000 was allocated to the Bond Sub-Account and transfers of $500 are made each month from each of these Sub-Accounts to the Growth Sub-Account, transfers of $500 per month would continue to be made from the Money Market Sub-Account even though transfers from the Bond Sub-Account had ceased as a result of depletion of value.

      There is no charge for Dollar Cost Averaging. However, each transfer which occurs under the Dollar Cost Averaging service will be counted towards the twelve free transfers allowed during each Policy year. (See Allocation of Premiums and Cash Value - Transfers on p. 23.) AUSA Life may discontinue, modify, or suspend Dollar Cost Averaging at any time, following prior written notice to Policyowners. Dollar Cost Averaging is not available if the Owner has elected the Asset Rebalancing Program, or has elected an asset allocation service provided by a third party.

ASSET REBALANCING PROGRAM

      AUSA Life will offer a program under which the Policyowner may authorize AUSA Life to transfer automatically Cash Value periodically to maintain a particular percentage allocation among the Sub-Accounts. The Cash Value allocated to each Sub-Account will grow or decline in value at different rates. The Asset Rebalancing Program automatically reallocates the Cash Value in the Sub-Accounts at the end of each period to match the Contract's currently effective Net Premium allocation schedule. The Asset Rebalancing Program is intended to transfer Cash Value from those Sub-Accounts that have increased in value to those Sub-Accounts that have declined in value. Over time, this method of investing may help an Owner buy low and sell high. This investment method does not guarantee gains, nor does it assure that any Sub-Account will not have losses.

      To qualify for Asset Rebalancing, a minimum Cash Value of $10,000 for an existing Policy, or a minimum Initial Premium of $10,000 for a new Policy, is required. To participate in the Asset Rebalancing Program, a properly completed Asset Rebalancing Request Form must be received by AUSA Life at its Administrative Office. An Asset Rebalancing Form is available upon request.

      Owners may elect rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. Following receipt of the Asset Rebalancing Request Form, AUSA Life will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current Net Premium allocation schedule. The amounts transferred will be credited at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange is closed, rebalancing will occur on the next day the New York Stock Exchange is open. The Asset

Rebalancing Program is available only before the Maturity Date, and is not available if the Policyowner has elected Dollar Cost Averaging, or has elected an asset allocation service provided by a third party. There is no charge for the Asset Rebalancing Program. However, each reallocation which occurs under the Asset Rebalancing Program will be counted towards the twelve free transfers allowed during each Policy year. (See Allocation of Premiums and Cash Value - Transfers on p. 23.)

      The Policyowner may terminate participation at any time in the Asset Rebalancing Program by oral or written request to AUSA Life. Participation in the Asset Rebalancing Program will terminate automatically if any transfer is made to, or from, any Sub-Account, other than on account of a scheduled rebalancing. If the Policyowner wishes to resume the Asset Rebalancing Program after it has been canceled, a new Asset Rebalancing Request Form must be completed and sent to AUSA Life. The Policyowner may start and stop participation in the Asset Rebalancing Program at any time; however, AUSA Life reserves the right to restrict entry into the Asset Rebalancing Program to once per Policy year. Cash Value allocated to the Fixed Account may not be included in the Asset Rebalancing Program.

      AUSA Life may discontinue, modify, or suspend, the Asset Rebalancing Program at any time following prior written notice to Policyowners.

POLICY LAPSE AND REINSTATEMENT

      LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will only occur where Net Surrender Value is insufficient on any Monthly Anniversary to cover the monthly deductions, and a grace period expires without a sufficient payment by the Policyowner. If the Net Surrender Value on any Monthly Anniversary is not sufficient to cover the monthly deductions on such day, AUSA Life will mail a notice to the last known address of the Policyowner(s) and any assignee of record. A grace period of 61 days after the mailing date of the notice will be allowed for the payment of premiums. The notice will specify the minimum payment and the final date on which such payment must be received by AUSA Life to keep the Policy In Force. (See Charges and Deductions, p. 26.)

      However, until the No Lapse Date as provided in the Policy, the Policy will not lapse and no grace period will begin, provided: (1) no riders have been added since the Policy Date, and (2) the total of the premiums received (minus any withdrawals and any outstanding loans) equal or exceed the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month and, (3) the excess indebtedness (total of all Policy loans less any unearned loan interest on Policy loans) does not exceed the Cash Value (see Policy Rights - Loan Privileges, p. 29). Should the Policyowner(s) request the addition of any rider after the Policy Date but prior to the No Lapse Date, the Policyowner(s) will be notified as to the effect on grace period processing prior to the date the rider is effective.


      Essentially, the Policy will not lapse during the period from the Policy Date until the No Lapse Date (the "No Lapse Period"), as long as the conditions in (1), (2) and (3) immediately above have been met, and even though Net Surrender Value at any point during the No Lapse Period is insufficient to cover a monthly deduction and the grace period has expired without a payment sufficient to cover the monthly deduction. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly charges.

      When the conditions in (1), (2) and (3) above have not been met, or they have been met, but the Policy is beyond the No Lapse Date, and Net Surrender Value is insufficient to cover the monthly deduction, AUSA Life will notify the Policyowner and any assignee of record of the minimum payment needed to keep the Policy In Force. The Policyowner will then have a grace period of 61 days, measured from the date notice is mailed to the Policyowner, for AUSA Life to receive sufficient payments. If AUSA Life does not receive a sufficient payment within the grace period, Lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting Net Premium will be allocated among the Accounts, and any monthly deductions due will be charged to such Accounts, in accordance with the Policyowner's then current instructions. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 23, and Charges and Deductions - Cash Value Charges, p. 27.) If the Surviving Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges.


      The duration of the period of time between the Policy Date and the No Lapse Date is selected by the Policyowner at time of application for the Policy, and may be either, (1) the later of attained target premium age 65 or five Policy years, or (2) the later of attained target premium age 75 or five Policy years. The amount of the minimum monthly guarantee premium will vary according to whether (1) or (2) is chosen. Neither (1) nor (2) may exceed target premium age 85. The target premium age equals the average of the ages of the Joint Insureds at time of Policy issue, rounded down to the closer age, not to exceed the younger Joint Insured's age, plus ten years. For example, if the ages of the Joint Insureds at time of Policy issue are 46 and 48, the target premium age is 47. If the ages at time of Policy issue are 45 and 48, the target premium age is 46. If the ages at time of Policy issue are 50 and 80, the target premium age is 60. The target premium attained age equals the target premium age plus the number of completed Policy years.

      REINSTATEMENT. A lapsed Policy may be reinstated any time within five years after the date of lapse and before the Maturity Date by submitting the following items to Western Reserve:

      1. A written application for reinstatement from the Policyowner;

      2. Evidence of insurability from each Joint Insured satisfactory to AUSA Life; and

      3. A premium that, after the deduction of premium expense charges, is large enough to cover:

        (a) one monthly deduction at the time of termination;

        (b) the next two monthly deductions which will become due after the time of reinstatement; and

        (c) an amount sufficient to cover any surrender charge (as described below) as of the date of reinstatement.

      AUSA Life reserves the right to decline a reinstatement request. Any indebtedness on the date of Lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Net Surrender Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with (a) and (c) above.

      Upon approval of the application for reinstatement, the effective date of reinstatement will be the first Monthly Anniversary on or next following the date AUSA Life approves the application for reinstatement.

                            CHARGES AND DEDUCTIONS

      Charges will be deducted in connection with the Policy to compensate AUSA Life for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

PREMIUM EXPENSE CHARGE

      Prior to allocation of Net Premiums among the Accounts, premiums paid through the end of the tenth Policy year will be reduced by Premium Expense Charge equal to 6.00% of premium to compensate AUSA Life for distribution expenses and premium taxes incurred in connection with the Policy. After the tenth Policy year, the Premium Expense Charge reduces to 2.5%.

CONTINGENT SURRENDER CHARGES

      If the Policy is totally surrendered (or the Net Surrender Value is applied under a settlement option) prior to the end of the fifteenth (15th) Policy year, a surrender charge for the initial Specified Amount will be deducted from the Policy's Cash Value. The surrender charge consists of: the sum of

      (a) an administrative component (DEFERRED ISSUE CHARGE), and

      (b) a sales component (DEFERRED SALES CHARGE).

      The sum of (a) and (b) are multiplied by (c), the applicable SURRENDER CHARGE PERCENTAGE.

      (a) DEFERRED ISSUE CHARGE. The deferred issue charge is a level charge of $5.00 per thousand of initial Specified Amount. This charge is to assist AUSA Life in recovering the underwriting, processing and start-up expenses incurred in connection with the Policy and the Series Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Joint Insured's rate class, and establishing Policy records.

      (b) DEFERRED SALES CHARGE. The deferred sales charge is (1) 26.5% of the sum of all premiums paid up to the Guideline Premium shown in the Policy and,
(2) for the sum of all premiums paid in excess of the first Guideline Premium ("excess premium charge"), a percentage which varies by the Issue Age and sex of the younger Joint Insured as follows:


 Excess Premium        Issue Age Range
     Charge         (Younger Joint Insured)
----------------   ------------------------
          4.2%               1-55
          3.7%              56-63
          3.1%              64-68
          2.5%              69-73
          2.0%              74-76
          1.6%              77-78
          1.2%              79-80

      The deferred sales charge is designed to assist AUSA Life in recovering distribution expenses incurred in connection with the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. The proceeds of the charge may not be sufficient to cover these expenses. To the extent they are not, AUSA Life will cover the shortfall from its General Account assets, which may include profits from the mortality and expense risk charge under the Policy.

      (c) SURRENDER CHARGE PERCENTAGE. As stated above, the percentage is applied to the sum of the deferred issue charge and deferred sales charge due upon any surrender of a Policy during the first fifteen Policy years. In Policy years 1-10 this percentage is 100% for Joint Insureds when the age of the younger of the Joint Insureds is between Ages 0-74, and then declines at the rate of 20% per year until reaching zero at the end of the fifteenth (15th) Policy year as shown below. For Joint Insureds when the age of the younger of the Joint Insureds is between Issue Ages 75-80, this percentage is 100% until the end of the sixth (6th) Policy year, and declines to 0% at the end of the fifteenth (15th) Policy year. Therefore, application of the percentage to the deferred issue charge and deferred sales charge in the event of any surrender during the eleventh through fifteenth Policy year will result in reduced surrender charges. If a surrender occurs after the fifteenth (15th) Policy year, there are no deferred issue or deferred sales charges due. See Example
(2) on p. 27.

                         SURRENDER CHARGE PERCENTAGES


                          Younger Age
                       ------------------
                         Less       75 or
 End of Policy Year*    Than 75     Above
--------------------   ---------   ------
          At Issue       100%       100%
             1-6         100%       100%
               7         100%        97%
               8         100%        88%
               9         100%        80%
              10         100%        73%
              11          80%        66%
              12          60%        60%
              13          40%        40%
              14          20%        20%
             15+           0%         0%

* THE CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR CHARGES.


      (d) EXAMPLE (1) Assume a male non-tobacco user age 35 and a female non-tobacco user age 35 purchase a Policy for $100,000 of Specified Amount, paying the Guideline Premium of $806.11, and an additional premium amount of $193.89 in excess of the Guideline Premium, for a total premium of $1,000 per year for four years ($4,000 total for four years), and then surrenders the Policy. The surrender charge would be calculated as follows:


(a)   Deferred Issue Charge - [100 x $5.00]
      ($5.00/$1,000 of Initial Specified Amount)   =    $500.00
(b)   Deferred Sales Charge:
      (1) 26.5% of Guideline
      Premium paid
      [26.5% x $806.11], and                       =    $213.62
      (2) 4.2%  of premiums paid in excess
      of Guideline Premium
      [4.2% x ( (4 x 1,000) - $806.11)]            =    $134.14
(c)   Applicable Surrender Charge                  =        100%
      [(a)$500.00 + (b)($213.62 + $134.14)]
      x 100%
      SURRENDER CHARGE = 847.76 x 100%             =    $847.76
                                                        ========

      EXAMPLE (2) - Assume the same facts as in Example (1), EXCEPT the Owner surrenders the Policy on the 14th Policy Anniversary:




(a)   Deferred Issue Charge - [100 x $5.00]    =    $500.00
(b)   Deferred Sales Charge:
      (1) [26.5% x $806.11], and               =    $213.62
      (2) [4.2% x ( (14 x 1,000) - $806.11)]   =    $554.14
(c)   Applicable Surrender Charge              =         20%


      [(a)$500.00 + (b)($213.62 + $554.14)]
      x 20%
      SURRENDER CHARGE = $1,267.76 x 20%       =    $253.55
                                                    ========

      If the Owner waits until the 15th Policy Anniversary or after, there will be no surrender charge.

      For Policies issued in the state of Pennsylvania, the following surrender charge percentage table applies.

                          SURRENDER CHARGE PERCENTAGES



                   Issue          Issue         Issued
 Policy Year     Ages 20-69     Ages 70-74     Ages 75-80
-------------   ------------   ------------   -----------
         1          100%           100%           100%
         2          100%           100%           96%
         3          100%           100%           89%
         4          100%           100%           83%
         5          100%           95%            77%
         6          100%           90%            73%
         7          100%           85%            68%
         8          100%           80%            65%
         9           95%            76%            61%
        10           90%            72%            58%
        11           80%            68%            55%
        12           60%            60%            51%
        13           40%            40%            40%
        14           20%            20%            20%
        15            0%             0%             0%

CASH VALUE CHARGES

      Charges will be deducted monthly from the Cash Value of each Policy ("monthly deduction") to compensate AUSA Life for certain administrative costs, the cost of insurance, the monthly death benefit guarantee charge, and optional benefits added by rider. The monthly deduction will be deducted on each Monthly Anniversary, and will be allocated among the Accounts on the same basis as Net Premiums are allocated. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts. Because portions of the monthly deduction, such as the cost of insurance, can vary from month-to-month, the monthly deduction itself will vary in amount from month-to-month.

      COST OF INSURANCE. AUSA Life will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rates by the net amount at risk for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by
1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month.

      Cost of insurance rates will be based on the sex, Attained Age and rate class of the Joint Insureds, and the length of time a Policy has been In Force. The actual monthly cost of insurance rates will be based on AUSA Life's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary ("1980 C.S.O."), age nearest birthday, Mortality Tables and the sex, Attained Age and rate class of each Joint Insured. The rate class of each Joint Insured is either Select (non-tobacco user), or Standard (tobacco user) or a class which reflects some substandard classification. There is no rate discount for a preferred class. For standard rate classes, i.e., either tobacco user or non-tobacco user classes not rated, these rates will not exceed rates contained in the 1980 C.S.O. Tables. AUSA Life also may guarantee that actual cost of insurance rates will not be changed for a specified period of time (e.g., one year). Any change in the cost of insurance rates will apply to all Joint Insureds of the same age, sex, and rate class whose Policies have been In Force for the same length of time.

      The Policies offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to Joint Insureds who are either both men or women of the same age.

      The rate class of each Joint Insured will affect the cost of insurance rate. For this Policy, AUSA Life currently places Joint Insureds into the following three nonsub-standard rate classes: combination of two non-tobacco users, combination of two tobacco users and the combination of a tobacco user and a non-tobacco user; as well as various other sub-standard rate classes involving a higher mortality risk. In an otherwise identical Policy, the cost of insurance rate is generally higher for tobacco users than for non-tobacco users.

      AUSA Life may also issue certain Policies on a "simplified" or expedited basis to certain categories of individuals (for example, Policies issued at a predetermined Specified Amount or underwritten on a group basis). Policies issued on this basis will have guaranteed cost of insurance rates no higher than the guaranteed rates for Select or Standard categories (as appropriate); however, due to the special underwriting criteria established for these issues, actual rates may be higher or lower than the current cost of insurance rates charged under otherwise identical Policies that are underwritten using standard underwriting criteria.

      MONTHLY DEATH BENEFIT GUARANTEE CHARGE. AUSA Life will deduct a monthly death benefit guarantee charge from each Policy to compensate AUSA Life for the risk of guaranteeing the death benefit for the period chosen by the Owner on the application provided a minimum level of premiums are received. The amount of this charge is set forth on the Policy Schedule Page and will be $0.04 per $1,000 of initial Specified Amount for all classes of Policies. This charge will only be levied during the period between the Policy Date and the No Lapse Date. (See Policy Lapse and Reinstatement - Lapse, p. 25.)

      MONTHLY POLICY CHARGE. AUSA Life has primary responsibility for the administration of the Policy and the Series Account. Annual administrative expenses include recordkeeping, processing death benefit claims, Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Series Account, AUSA Life assesses a monthly administration charge from each Policy. This charge is currently $5.00 per Policy Month. AUSA Life reserves the right to increase this charge, but it is guaranteed not to exceed $10.00 per Policy Month.

OPTIONAL CASH VALUE CHARGES

      The following optional Cash Value charges will be deducted from the Policy as the result of changes or elections made to the Policy and initiated by the Policyowner.

      OPTIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any optional insurance benefits added to the Policy by rider.

      CASH VALUE TRANSFERS. After twelve (12) free transfers per year, AUSA Life will impose and deduct from each amount transferred a transfer charge of $10 to compensate AUSA Life for the costs in effectuating the transfer. The transfer charge will not be increased in the future.

      CASH WITHDRAWALS. A processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from amounts withdrawn from the Policy and the balance will then be paid to the Policyowner. This fee will not be increased.

CHARGES AGAINST THE SERIES ACCOUNT

      Certain expenses will be deducted as a percentage of the value of the net assets of the Series Account to compensate AUSA Life for certain risks assumed in connection with the Policy.

      MORTALITY AND EXPENSE RISK CHARGE. AUSA Life will deduct a daily charge from the Series Account at an annual rate of 0.90% of the average daily net assets of the Series Account. Under AUSA Life's current procedures, these amounts are paid to the General Account monthly.

      The mortality risk assumed by AUSA Life is that the Surviving Insured may live for a shorter time than projected. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the limits on administrative charges set in the Policies. AUSA Life also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause AUSA Life to incur greater costs than anticipated when designing the Policies.

      TAXES. Currently no charge is made to the Series Account for Federal income taxes that may be attributable to the Series Account. AUSA Life may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Series Account may also be made. (See Federal Tax Matters, p. 35.)

EXPENSES OF THE FUND

      Because the Series Account purchases shares of the Portfolios of the Fund, the net assets of the Series Account will reflect the investment management fee and other expenses incurred by the Fund. (See p. 7 for a table of the Fund Annual Expenses and pp. 19-21 for a discussion of the investment management fees of each Portfolio.)

      Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, has entered into a Distribution Agreement with ISI, principal underwriter for the Fund.

      Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance.

GROUP OR SPONSORED POLICIES

      A different form of the Policy may be purchased under group or sponsored arrangements ("Group/Sponsored Policies"). Under Group/Sponsored Policies, a trustee, employer or similar entity purchases individual policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are qualified under Section 401 of the Internal Revenue Code and deferred compensation plans. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

      For Group/Sponsored Policies the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount described in "Charges and Deductions" and "Payment and Allocation of Premiums", respectively, may be reduced. AUSA Life will issue Group/ Sponsored Policies in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for Group/Sponsored Policies, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost for Group/ Sponsored Policies take into account such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Group/ Sponsored Policies are purchased and certain characteristics of its members. The Group/Sponsored Policy's amount of reduction and the criteria for qualification will reflect the reduced sales effort resulting from sales to qualifying groups and sponsored arrangements. Group/Sponsored Policies may not be available in certain states.

      AUSA Life may modify from time to time on a uniform basis the criteria for qualification for Group/Sponsored Policies. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Group/ Sponsored Policies, or which have been in existence for less than six months, qualify for such Policies. Group/Sponsored Policies will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners of other forms of Policies funded by the Series Account.

      In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be used to fund certain employer-sponsored benefit plans and fringe benefit programs. AUSA Life recommends that any employer proposing to offer the Group/ Sponsored Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so. (See Federal Tax Matters - Employment-Related Benefit Plans, p. 38.)

ASSOCIATE POLICIES

      Certain employees, field associates, directors and their relatives may purchase a different form of the Policy ("Associate Policy") under which AUSA Life, in addition to waiving or reducing the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount, may waive or reduce the Monthly Policy Charge and the Surrender Charge. The Associate Policy is available to (a) current and retired directors, officers, full-time employees and agents of AUSA Life and its affiliates; (b) current and retired directors, officers, full-time employees and registered representatives of ISI and any broker-dealer which has a sales agreement with ISI; (c) any Trust, pension, profit-sharing or other employee benefit plan of any of the foregoing persons or entities; (d) current and retired directors, officers and full-time employees of WRL Series Fund, Inc. and any IDEX mutual fund, and any investment adviser or investment sub-adviser thereto; and (e) any member of a family of any of the foregoing (e.g., spouse, child, sibling, parent-in-law). AUSA Life reserves the right to modify or terminate this arrangement at any time. The Associate Policy may not be available in certain states.

                                 POLICY RIGHTS

LOAN PRIVILEGES

      POLICY LOAN. After the first Policy year and so long as the Policy remains In Force, the Policyowner may borrow money from AUSA Life using the Policy as the only security for the loan. AUSA Life reserves the right to permit a Policy loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under
Section 1035(a) of the Internal Revenue Code of 1986, as amended. The maximum amount that may be borrowed is 90% of the Cash Value, less any surrender charge and any already outstanding Policy loan. AUSA Life reserves the right to limit the amount of any Policy loan to no less than $500. Outstanding loans have priority over the claims of any assignee or other person. The loan may be repaid totally or in part before the Maturity Date of the Policy and while the Policy is In Force. A loan which is taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters, p. 35.)

      An amount equal to the loan plus interest in advance until the next Policy Anniversary will be withdrawn from the Account or Accounts specified and transferred to the Loan Reserve until the loan is repaid. The Loan Reserve is a portion of the Fixed Account used as Collateral for a Policy loan. The Sub-Accounts of the Series Account may be specified. If no Account is specified, the loan amount will be withdrawn from each Account in the same manner as the current allocation instructions.

      The amount of the loan will normally be paid within seven days after receipt of a proper request in a manner permitted by AUSA Life. Postponement of loans may take place under certain conditions. (See General Provisions - Postponement of Payments, p. 32.) Under AUSA Life's current procedures, at each Anniversary, AUSA Life will compare the amount of the outstanding loan (including loan interest in advance until the next Policy Anniversary, if not paid) to the amount in the Loan Reserve (including interest credited to the Loan Reserve during the previous Policy year). AUSA Life will also make this comparison any time the Policyowner repays all or part of the loan or makes a request to borrow an additional amount. At each such time, if the amount of the outstanding loan exceeds the amount in the Loan Reserve, AUSA Life will withdraw the difference from the Accounts and transfer it to the Loan Reserve in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the outstanding loan, AUSA Life will withdraw the difference from the Loan Reserve and transfer it to the Accounts in accordance with the Policyowner's current allocation instructions. AUSA Life reserves the right to require the transfer of such amounts to the Fixed Account, if such loans were originally transferred from the Fixed Account. (See The Fixed Account, p. 34.) No charge will be imposed for these transfers.

      INTEREST RATE CHARGED. The interest rate charged on Policy loans will be at the rate of 5.2% payable annually in advance. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate. Interest paid on a Policy loan is generally not tax deductible.

      LOAN RESERVE INTEREST RATE CREDITED. The amount transferred to the Loan Reserve will accrue interest at a minimum effective annual rate not less than 4%. AUSA Life may credit a higher rate, but is not obligated to do so. Currently, AUSA Life is crediting an effective annual interest rate of 4.75% on all amounts borrowed during the first ten Policy years. On amounts borrowed, after the tenth Policy year, that are part of the Cash Value in excess of the cost basis (premiums less withdrawals) of the Policy the interest rate credited is currently equal to the interest rate being charged on the total loan while the remaining portion, if any, of the loan is credited the current rate of 4.75%.

      EFFECT OF POLICY LOANS. A Policy loan affects the Policy because the death benefit and Net Surrender Value under the Policy are reduced by the amount of the loan. Repayment of the loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment.

      As long as a loan is outstanding, an amount equal to the loan plus interest in advance until the next Policy Anniversary is held in the Loan Reserve. This amount will not be affected by the Series Account's investment performance. Amounts transferred from the Series Account to the Loan Reserve will affect the Series Account value because such amounts will be credited with an interest rate declared by AUSA Life rather than a rate of return reflecting the investment performance of the Series Account. (See The Fixed Account - Minimum Guaranteed and Current Interest Rates, p. 34.)

      There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 36.)

      INDEBTEDNESS. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. If indebtedness exceeds the Cash Value less the then applicable surrender charge, AUSA Life will notify the Policyowner and any assignee of record. If a sufficient payment equal to excess indebtedness is not received by AUSA Life within 61 days from the date notice is sent, the Policy will lapse and terminate without value. The Policy, however, may later be reinstated. (See Policy Lapse and Reinstatement, p. 25.)

      REPAYMENT OF INDEBTEDNESS. Indebtedness may be repaid any time before the Maturity Date of the Policy and while the Policy is In Force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. (See Policy Rights - Benefits at Maturity, p. 32.) If not repaid, AUSA Life may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the Loan Reserve securing the indebtedness repaid will be transferred from the Loan Reserve to the Accounts in the same manner as Net Premiums are allocated. However, AUSA Life reserves the right to require the transfer to the Fixed Account. AUSA Life will allocate the repayment of indebtedness at the end of the Valuation Period during which the repayment is received.

SURRENDER PRIVILEGES

      At any time before the earlier of the death of the Surviving Insured or the Maturity Date, the Policyowner may totally surrender the Policy by sending a written request to AUSA Life. The amount available for surrender is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received at AUSA Life's Administrative

Office. The Net Surrender Value is equal to the Cash Value as of the date of surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest. A Surrender Charge may apply. (See Charges and Deductions - Contingent Surrender Charges, p. 26.) Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. (See General Provisions - Postponement of Payments, p. 32.) Additional restrictions may be applied to surrenders from the Fixed Account. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.) For the protection of Policyowners, all requests for cash withdrawals or total surrenders of more than $100,000, or where the withdrawal or surrender proceeds are to be sent to an address other than the address of record will require a signature guarantee. All required guarantees of signatures must be made by a national or state bank, a member firm of a national stock exchange or any other institution which is an eligible guarantor institution as defined by rules and regulations of the Commission. If the Policyowner is a corporation, partnership, trust or fiduciary, evidence of the authority of the person seeking redemption is required before the request for withdrawal is accepted, including withdrawals under $100,000. For additional information, Policyowners may call AUSA Life at (800) 322-7160. A cash withdrawal or total surrender may have Federal income tax consequences. (See Federal Tax Matters, p. 35.)

      TOTAL SURRENDERS. When the Policy is being totally surrendered, the Policy itself must be returned to AUSA Life along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option. (See Payment of Policy Benefits - Settlement Options, p. 32.)

      CASH WITHDRAWALS. Cash withdrawals are available after the first Policy year. Cash withdrawals are allowed only once each Policy year. For a cash withdrawal, the amount available may be limited to no less than $500 and to no more than 10% of the Net Surrender Value. The amount paid plus a processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy's Cash Value at the end of the Valuation Period during which the request is received. The amount will be deducted from the Accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise.

      Cash withdrawals will affect both the Policy's Cash Value and the death benefit payable under the Policy. The Policy's Cash Value will be reduced by the amount of the cash withdrawal. Moreover, the death benefit proceeds payable under a Policy will generally be reduced by at least the amount of the cash withdrawal.

      In addition, when death benefit Option A is in effect, the Specified Amount will be reduced by the cash withdrawal. No cash withdrawal will be permitted which would result in a Specified Amount lower than the minimum Specified Amount set forth in the Policy or would deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations. (See Cash Value Charges - Cost of Insurance, p. 27; Death Benefit - Insurance Protection, p. 16; and Federal Tax Matters - Tax Treatment of Policy Benefits,
p. 36.)

EXAMINATION OF POLICY PRIVILEGE ("FREE-LOOK")

      The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after AUSA Life mails or delivers a written notice of withdrawal right to the Policyowner or within 45 days after signing the application, whichever is latest. The Policyowner should mail or deliver the Policy to either AUSA Life or the agent who sold it. If the Policy is cancelled in a timely fashion, a refund will be made to the Policyowner. The refund will equal the sum of: (i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date AUSA Life or its agent receives the returned Policy.

CONVERSION RIGHTS

      At any time upon written request within 24 months of the Policy Date, the Policyowner may elect to transfer all Sub-Account values to the Fixed Account. No transfer charge will be assessed.

POLICY SPLIT OPTION

      Subject to AUSA Life's evidence of insurability requirements, the Policyowner may request to split the Policy, not including any riders, and purchase two permanent individual Fixed Account life insurance policies offered at the time of the request; one on the life of each Joint Insured. The Owner may request this Split Option by notifying AUSA Life at its Administrative Office in writing within 90 days following either:

1. The later of the enactment or the effective date of a change in the Federal estate tax laws that would reduce or eliminate the unlimited marital deduction; or

2. The date of entry of a final decree of divorce with respect to the Joint Insureds; or

3. Written confirmation of a dissolution of a business partnership of which the partners are the Joint Insureds.

The conditions listed above do not apply to Policies issued in the state of Pennsylvania.

      If more than one person owns this Policy, each Owner must agree to the split. The initial specified amount for each new policy cannot be greater than 50% of the Policy's Specified Amount, not including the face amount of any riders. The new policies will be subject to AUSA Life's minimum and maximum specified amounts and issue ages for the plan of insurance selected. If one of the Joint Insureds is older that the new policy's maximum issue age at the time the Policy Split Option is requested, AUSA Life's approval must be obtained to exercise the Policy Split Option.

      Cash Value and indebtedness under the Policy will be allocated equally to each of the new policies. If one Joint Insured does not meet AUSA Life's insurability requirements,

AUSA Life will pay the Policyowner one half of the Policy's Net Surrender Value and issue only the policy covering that Joint Insured who meets AUSA Life's insurability requirements; or the Policyowner may elect to keep the Policy In Force on both Joint Insureds and no new policies will be issued.

      The premiums for the new policies will be based on each Joint Insured's Attained Age and premium rate class as determined by current evidence of insurability. Premiums will be payable as of the policy dates for each new policy. The policy date for each new policy will be the Monthiversary following notification to AUSA Life to execute the Policy Split Option. The owner and beneficiary for the new policies will be those named in this Policy, unless otherwise specified. Any applicable surrender charge will be deducted from the Policy's Cash Value prior to allocation of the Cash Value to the new policies. Premium expense charges, if any, under the new policies will not be deducted from the Cash Value allocated to the new policies. Any new premium paid to the new policies will be subject to the normal charges, if any, of the new policies at the time the premium is paid.

BENEFITS AT MATURITY

      If either Joint Insured is living and the Policy is In Force, AUSA Life will pay the Net Surrender Value of the Policy on the Maturity Date. (See Cash Value - Net Surrender Value, p. 18.) The Policy will mature on the Anniversary nearest the younger Joint Insured's 100th birthday, if either Joint Insured is living and the Policy is In Force. AUSA Life is willing to extend the Maturity Date provided the Policy is still In Force on the Maturity Date and there are no unfavorable tax consequences. A tax advisor should be consulted about the tax consequences associated with any Maturity Date extension. Extension of the Maturity Date will be made upon mutual agreement between AUSA Life and the Policyowner provided the Policyowner submits a written request to AUSA Life between 90 and 180 days prior to the Maturity Date, and provided the Policy may be extended with no unfavorable tax consequences to the Policyowner.

PAYMENT OF POLICY BENEFITS

      Death benefits under the Policy will ordinarily be paid within seven days after AUSA Life receives due proof of death of the Surviving Insured, and AUSA Life receives proof that both Joint Insureds died while the Policy was In Force, and verifies the validity of the claim. Other benefits will ordinarily be paid within seven days of receipt of proper written request (including an election as to tax withholding). Payments may be postponed in certain circumstances. (See General Provisions - Postponement of Payments, below and The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.) The Policyowner may decide the form in which the benefits will be paid. During the lifetime of either Joint Insured, the Policyowner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, AUSA Life will pay the benefits in a lump sum.

      When death benefits are payable in a lump sum, the Beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the Beneficiary has the right to withdraw the entire amount, the Beneficiary may name and change contingent Beneficiaries.

      SETTLEMENT OPTIONS. Policyowners and Beneficiaries, subject to a prior election of the Policyowner, may elect to have benefits paid in a lump sum or in accordance with a variety of settlement options offered under the Policy. Once a settlement option is in effect, there will no longer be value in the Series Account or the Fixed Account. AUSA Life may make other settlement options available on the Fixed Account in the future. The effective date of a settlement provision will be either the date of surrender or the date of death of the Surviving Insured. For additional information concerning these options, see the Policy itself.

      OPTION A - PAYMENTS FOR A FIXED PERIOD. The proceeds plus interest will be paid in equal monthly installments for the period chosen until the fund has been paid in full. The period chosen may not exceed 20 years.

      OPTION B - LIFE INCOME. The proceeds will be paid in equal installments for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Such installments will be payable:
(a) during the lifetime of the payee or (b) during a fixed period certain and for the remaining lifetime of the payee or (c) until the sum of installments paid equals the proceeds applied and for the remaining life of the payee. Guaranteed payment periods may be elected for 10 years, or the period in which the total payments will equal the amount retained.

      OPTION C - JOINT AND SURVIVOR LIFE INCOME. The proceeds will be paid during the joint lifetime of two persons and continue upon the death of the first payee for the remaining lifetime of the survivor.

                              GENERAL PROVISIONS

POSTPONEMENT OF PAYMENTS

      GENERAL. Payment of any amount from the Series Account upon complete surrender, cash withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or
(iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account's net assets. Transfers may also be postponed under these circumstances. For restrictions applicable to payments from the Fixed Account, see The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.

      PAYMENT BY CHECK. Payments under the Policy of any amounts derived from premiums paid by check or bank draft may be delayed until such time as the check or bank draft has cleared the Policyowner's bank.

THE CONTRACT

      The Policy and attached copy of the application and any supplemental applications are the entire contract. Only statements in the application and any supplemental applications can be used to void the Policy or defend a claim. The statements are considered representations and not warranties. No Policy provision can be waived or changed except by endorsement. Only the President or Secretary of AUSA Life can agree to change or waive any provisions of the Policy.

SUICIDE

      If either Joint Insured, while sane or insane, commits suicide within two years from the Policy Date or two years from the effective date of any reinstatement of a Policy, the Policy will terminate, and AUSA Life's total liability, including all riders attached to the Policy, will be limited to the total premiums paid within such two year period, less any loan and any prior withdrawals during such period. In that event, such proceeds will be payable to the Policyowner, if surviving, otherwise to the Policyowner's estate. No other death benefit will be payable.

INCONTESTABILITY

      AUSA Life cannot contest the Policy as to the initial Specified Amount after it has been In Force while both Joint Insureds are still alive, for two years from the Policy Date. At the end of the second Policy year, AUSA Life will send the Policyowner a notice requesting to know whether either Joint Insured has died. Failure to notify AUSA Life that a Joint Insured has died will not avoid a contest, if AUSA Life has a basis to contest, even if the Policy is still In Force. If a lapsed Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.


CHANGE OF OWNER OR BENEFICIARY

      The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Surviving Insured's death. If the named Beneficiary dies before the Surviving Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Surviving Insured, the benefits payable at the Surviving Insured's death will be paid to the Policyowner or the Policyowner's estate. As long as the Policy is In Force, the Policyowner or Beneficiary may be changed by written request from the Policyowner in a form acceptable to AUSA Life. The Policy need not be returned unless requested by AUSA Life. The change will take effect as of the date the request is signed, regardless of whether either or both Joint Insureds are living when the request is received by AUSA Life. AUSA Life will not, however, be liable for any payment made or action taken before receipt of the request.

ASSIGNMENT

      The Policy may be assigned by the Policyowner. AUSA Life will not be bound by the assignment until a written copy has been received at its Office and will not be liable with respect to any payment made prior to receipt. AUSA Life assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest.

MISSTATEMENT OF AGE OR SEX

      If the age or sex of either Joint Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

REPORTS AND RECORDS

      AUSA Life will maintain all records relating to the Series Account and the Fixed Account. AUSA Life will mail to each Policyowner, at the last known address of record, reports required by applicable laws and or regulations.

      AUSA Life will send Policyowners written confirmation within seven days of the following transactions: unplanned and certain planned premium payments, Cash Value transfers, change in death benefit option or Specified Amount, total surrender or cash withdrawals, and Policy loans or repayments. AUSA Life will also send each Policyowner an annual statement at the end of the Policy year showing for the year, among other things, the month and amount of each: premium payment made, monthly deduction, transfer, cash withdrawal and Policy loan or repayment. The annual statement will also show Policy year-end Net Surrender Value, death benefit and Policy loan value, as well as other Policy activity during the year.

OPTIONAL INSURANCE BENEFITS

      Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. The cost of any optional insurance benefits, including any applicable charge to provide a death benefit guarantee, if any, for the optional insurance benefit until the No Lapse Date, will be deducted as part of the monthly deduction. (See Charges and Deductions
- Optional Cash Value Charges, p. 28.)

      JOINT INSURED TERM RIDER: Provides the payment of the face amount of the rider to the Beneficiary for the rider upon receipt of due proof that both Joint Insureds died while the rider was In Force. The cost of insurance rates for this rider increase each year.

      INDIVIDUAL INSURED RIDER: Provides additional life insurance on the life of either Joint Insured, and for the payment of the face amount of the rider to the Beneficiary for the rider upon receipt by AUSA Life of written notice that the Insured's death occurred while the rider was In Force. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new policy on the Insured's life. Such new policy will be issued upon written request subject to the following: (a) the rider has not reached the Anniversary nearest the Insured's

70th birthday; (b) the new policy is on any permanent plan of insurance then offered by AUSA Life; (c) the amount of insurance upon conversion will equal the face amount then In Force under the rider; and (d) the payment of the premium based on the Insured's rate class under the rider.

      WEALTH PROTECTOR RIDER: Provides the payment of the face amount of the rider to the Beneficiary for the rider upon receipt of due proof that both Joint Insureds died while the rider was In Force. The rider has no conversion or exchange privilege. The rider terminates at the earlier of (a) the date the Policy terminates, (b) the fourth Anniversary of the Policy, or (c) the Monthiversary on which the rider is terminated by written notice from the Policyowner to AUSA Life. The cost of insurance rates for this rider do not increase while the rider is In Force.

                               THE FIXED ACCOUNT

      A Policyowner may allocate Net Premiums and transfer Cash Value to the Fixed Account, which is part of AUSA Life's General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account, the General Account nor any interests therein are generally subject to the provisions of these acts and AUSA Life has been advised that the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

      The portion of the Cash Value allocated to the Fixed Account (the "Fixed Account Value") will be credited with rates of interest, as described below. Because the Fixed Account Value becomes part of AUSA Life's General Account, AUSA Life assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to AUSA Life's general liabilities from business operations.

FIXED ACCOUNT VALUE

      At the end of any Valuation Period, the Fixed Account Value is equal to:

      1. The sum of all Net Premium payments allocated to the Fixed Account;
          plus
      2. Any amounts transferred from a Sub-Account to the Fixed Account; plus
      3. Total interest credited to the Fixed Account; minus
      4. Any amounts charged to pay for monthly deductions as they are due;
          minus
      5. Any cash withdrawals or surrenders from the Fixed Account; minus
      6. Any amounts transferred to a Sub-Account from the Fixed Account.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

      The Fixed Account Value, including the Loan Reserve, is guaranteed to accumulate at a minimum effective annual interest rate of 4%. AUSA Life presently credits the Fixed Account Value with current rates in excess of the minimum guarantee but it is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Because AUSA Life, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited different current interest rates.

      AUSA Life further guarantees that when a higher current interest rate is declared on an allocation to the Fixed Account, that interest rate will be guaranteed on such allocation for at least a one year period (the "Guarantee Period"), unless the Cash Value associated with an allocation has been transferred to the Loan Reserve. AUSA Life reserves the right to apply a different current interest rate to that part of the Cash Value equal to the Loan Reserve. At the end of the Guarantee Period, AUSA Life reserves the right to declare a new current interest rate on such allocation and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). The rate declared on such allocation and accrued interest thereon at the end of each Guarantee Period will be guaranteed again for another Guarantee Period. At the end of any Guarantee Period, any interest credited on the Policy's Cash Value in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of AUSA Life. The Policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

      Allocations from the Fixed Account Value to provide: a) cash withdrawal amounts, b) transfers to the Series Account, or c) monthly deduction charges are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

      AUSA Life reserves the right to change the method of crediting interest from time to time, provided that such changes will not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the Guarantee Period to less than one year.

ALLOCATIONS, TRANSFERS AND WITHDRAWALS

      Net premium payments and transfers to the Fixed Account will be allocated to the Fixed Account on the first Valuation Date on or following the date AUSA Life receives the payment or transfer request at its Office, except that any allocation of Net Premium received prior to the Policy Date will take place on the Policy Date (or the Record Date, if later).

      For transfers from the Fixed Account to a Sub-Account, AUSA Life reserves the right to require that transfer requests be in writing and received at AUSA Life's Office within 30 days of a Policy Anniversary. Under the Policy, the maximum amount that may be transferred is limited to the greater of (a) 25% of the amount in the Fixed Account, or (b) the amount transferred in the prior Policy year from the Fixed Account, unless AUSA Life consents otherwise. Currently, AUSA Life allows 100% of the amount in the Fixed Account to be transferred within 30 days after each Anniversary. The transfer will take place on the day AUSA Life receives the request. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for Cash Withdrawals and Surrenders only upon written request of the Policyowner and are subject to any applicable requirement for a signature guarantee. (See Policy Rights - Surrender Privileges, p. 30.) AUSA Life further reserves the right to defer payment of transfers, Cash Withdrawals, or Surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, Cash Withdrawals or Surrenders from the Series Account will also apply to Fixed Account transactions.

                         DISTRIBUTION OF THE POLICIES

      The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for AUSA Life, are also registered representatives of ISI, an affiliate of AUSA Life and the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. ISI is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No amounts have been retained by ISI for acting as principal underwriter for the Policies. The maximum sales commission payable to AUSA Life agents during the first Policy year is 65% of all premium payments up to the "target" premium (which is less than the Guideline Premium shown on the Policy) and 2.2% of all premium payments in excess thereof. During the second through the tenth Policy years only, the maximum sales commission payable is 2.2% of all premium payments. An additional sales commission of up to 0.10% (ten one-hundredths of one percent) of the Policy's Cash Value is payable on the fifth Policy Anniversary, and on each Anniversary thereafter, provided the Policy's Cash Value at such times, minus any amounts attributable to Policy loans, is at least $10,000. Certain production, persistency and managerial bonuses may also be paid.

                              FEDERAL TAX MATTERS

INTRODUCTION

      The ultimate effect of Federal income taxes on the Cash Value of a Policy and on the economic benefit to the Policyowner or Beneficiary depends on AUSA Life's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on Federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws. Because the discussion herein is based upon AUSA Life's understanding of Federal income tax laws as they are currently interpreted, AUSA Life cannot guarantee the tax status of any Policy. AUSA Life makes no representations regarding the likelihood of continuation of the current Federal income tax laws, Treasury Regulations, or of the current interpretations by the Internal Revenue Service ("IRS"). AUSA Life reserves the right to make changes to the Policy in order to assure that it will continue to qualify as life insurance for tax purposes.

TAX CHARGES

      At the present time, AUSA Life makes no charge for any Federal, state or local taxes (other than premium taxes) that the Company incurs that may be attributable to such Account or to the Policies. AUSA Life, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Series Account or to the Policies.

TAX STATUS OF THE POLICY

      In order to qualify as a life insurance contract for Federal tax purposes, a Policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). The manner in which Section 7702 should be applied to certain features of the Policy is not directly addressed by Section 7702. Nevertheless, AUSA Life believes it is reasonable to conclude that the Policy will meet the
Section 7702 definition of a life insurance contract. In the absence of final regulations or other pertinent interpretations of Section 7702, however, there is necessarily some uncertainty as to whether a Policy will meet the statutory life insurance contract definition, particularly if it insures substandard risks. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract.

      If it is subsequently determined that a Policy does not satisfy Section 7702, AUSA Life will take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitation allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, AUSA Life reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under
Section 7702.

      Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Series Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Series Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how the Fund's assets may be invested. AUSA Life believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.

      In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the owner's gross income. The IRS has stated in published rulings that the owner of a variable life insurance policy will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investment of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

      The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Series Account. In addition, AUSA Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. AUSA Life therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the asset of the Series Account.
      The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.
TAX TREATMENT OF POLICY BENEFITS
      1. In general. AUSA Life believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.
      A change in a Policy's Specified Amount, the payment of an unscheduled premium, the taking of a Policy loan, a cash withdrawal, a total surrender, a change of insured, a Policy Lapse with an outstanding indebtedness, a change in death benefit options, the exchange of a Policy, or the assignment of a Policy may have tax consequences depending upon the circumstances. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax adviser should be consulted for further information.
      The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if a Policyowner is contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, that Policyowner should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

      Generally, the Policyowner will not be deemed to be in constructive receipt of the Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract" under Section 7702A. Section 7702A generally applies to Policies entered into or materially changed after June 20, 1988.

      2. Modified Endowment Contracts. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy years starting with the date on which the material change occurs.

      The manner in which the premium limitation and material change rules should be applied to certain features of the Policy and its riders is unclear. Nonetheless, under AUSA Life's current procedures, the Policyowner will be notified at the time a Policy is issued whether, according to AUSA Life's calculations, the Policy is or is not classified as a modified endowment contract based on the premium then received. The Policyowner will also be notified of the amount of the maximum annual premium which, according to, AUSA Life's calculations, can be paid without causing a Policy to be classified as a modified endowment contract.

      Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax adviser before making any change to, including an exchange of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

      If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

      3. Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as modified endowment contracts are subject to the following tax rules: First, all pre-death distributions from such a Policy (including distributions upon surrender, distributions made in anticipation of the Policy becoming a modified endowment contract, and benefits paid at maturity) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. (Unpaid Policy loan interest will be treated as a loan for these purposes.) Third, a 10% additional income tax is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Policyowner attains age 591/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

      4. Distribution from Policies not Classified as Modified Endowment Contracts. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a cash withdrawal, a decrease in the Policy's death benefit, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

      Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

      Finally, distributions (including distributions upon surrender or lapse) or loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax.

      5. Policy loan interest. Interest paid on a Policy loan generally is not tax deductible. Therefore, a Policyowner should consult a competent tax advisor before deducting any Policy loan interest.


      6. Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
(iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.


      7. Multiple Policies. All modified endowment contracts that are issued by AUSA Life (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.


      8. Tax Treatment of Policy Split. The Policy Split Option permits a Policy to be split into two other individual life insurance contracts upon the occurrence of a divorce of the Joint Insureds, certain changes in Federal estate tax law, or a dissolution of a business partnership of which the partners are Joint Insureds. (See Policy Rights - Policy Split Option, p. 31.) A policy split could have adverse tax consequences. For example, it is not clear whether a policy split will be treated as a nontaxable exchange under Sections 1031 through 1043 of the Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. In addition, it is not clear whether the individual policies that result from a policy split would in all circumstances be treated as life insurance contracts for Federal income tax purposes and, if so treated, whether the individual policies would be classified as modified endowment contracts. Before a Policyowner exercises rights provided by the Policy Split Option, it is important that he or she consult with a competent tax advisor regarding the possible consequences of a policy split.


      9. Terminal Illness Accelerated Death Benefit Rider. Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, AUSA Life believes that for Federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax advisor about the consequences of adding this Rider to a Policy or requesting a Single Sum Benefit payment under this Rider.

      10. Other Tax Considerations. The transfer of the Policy or the definition of a beneficiary may have Federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, the designation as beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Policyowner, may have generation skipping transfer tax considerations under Section 2601 of the Code.

      The individual situation of each Policyowner or beneficiary will determine the extent, if any, to which Federal, state and local transfer taxes may be imposed. Consult with your tax adviser for specific information in connection with these taxes.

EMPLOYMENT-RELATED BENEFIT PLANS

      On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

                              SAFEKEEPING OF THE
                            SERIES ACCOUNT'S ASSETS

      AUSA Life holds the assets of the Series Account. The assets are kept physically segregated and held separate and apart from the General Account. AUSA Life maintains records of all purchases and redemptions of Fund shares by each of the Sub-Accounts. Additional protection for the assets of the Series Account is provided by a blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, including AUSA Life. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $12 million, subject to a $50,000 deductible.

                      VOTING RIGHTS OF THE SERIES ACCOUNT

      To the extent required by law, AUSA Life will vote the Fund shares held in the Series Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts of the Series Account. Except as required by the 1940 Act, the Fund does not hold regular or special shareholder meetings. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result AUSA Life determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

      The number of votes which a Policyowner has the right to instruct will be calculated separately for each Sub-Account. The number of votes which each Policyowner has the right to instruct will be determined by dividing a Policy's Cash Value in that Sub-Account by $100. Fractional shares will be counted. The number of votes of the Portfolio which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

      AUSA Life will vote Fund shares as to which no timely instructions are received and Fund shares which are not attributable to Policyowners in proportion to the voting instructions which are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will reduce the votes eligible to be cast by AUSA Life.

      Each person having a voting interest in a Sub-Account will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

      DISREGARD OF VOTING INSTRUCTIONS. AUSA Life may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund. In addition, AUSA Life itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of a Portfolio of the Fund if AUSA Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or AUSA Life determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event AUSA Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

                         STATE REGULATION OF AUSA LIFE

      As a life insurance company organized and operated under New York law, AUSA Life is subject to provisions governing such companies and to regulation by the New York Superintendant of Insurance.

      AUSA Life's books and Accounts are subject to review and examination by the New York Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every three years.

                                  REINSURANCE

      AUSA Life intends to reinsure a portion of the risks assumed under the Policies.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                 OF AUSA LIFE

LARRY G. BROWN, CHAIRMAN OF THE BOARD, Senior Vice President, Group General
     Counsel (Asset Accumulation Group) (January 1995 - present), Western Reserve Life Assurance Co. of Ohio, 201 Highland Avenue, Largo, Florida 33770. Senior Vice President, General Counsel and Secretary (January, 1989
     - January, 1995, AEGON USA, Inc., 1111 North Charles Street, Baltimore, Maryland 21201.

WILLIAM BROWN, JR., DIRECTOR, Management Consultant (1992 - present),
     Brownstone Management Consultants, Inc., 14 Windward Avenue, White Plains, NY 10605; Vice President (1987 - 1992), Mututal of New York, Purchase, New York.

WILLIAM L. BUSLER, DIRECTOR, President, Annuity Division (1980 - present),
     AEGON USA, Inc., 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499.

JACK R. DYKHOUSE, DIRECTOR, Senior Vice President (1976 - present), AEGON USA,
     INC., 9151 Grapevine Highway, North Richland Hills, Texas 76180.

STEVEN E. FRUSHTICK, DIRECTOR, Partner (1961 - present) Wiener, Frushtick &
     Straub, 500 Fifth Avenue New York, NY 10110.

VICE ADMIRAL CARL T. HANSON, DIRECTOR, Retired (Ocotber, 1993 - present),
     Director (November, 1982 - present), President and Chief Executive Officer (November, 1982 - October, 1993), National Multiple Sclerosis Society, 900 Birdseye Road, P. O. Box 112 Orient, NY 11957-0112.

B. LARRY JENKINS, DIRECTOR, Chairman and President (September, 1982 - present), Monumental Life Insurance Company, 2 East Chase Street, Baltimore, Maryland 21202.

VERA F. MIHAIC, DIRECTOR AND VICE PRESIDENT, Vice President and Director (July
     1, 1996 - present), AUSA Life Insurance Company, Inc., 666 Fifth Avenue, New York, NY 10103-0001, Vice President and Director (1987 - June 30,
     1996) International Life Investors Insurance Company, New York, New York.

PETER P. POST, DIRECTOR, Owner and President (December, 1992 - present),
     Emmerling Post, Inc., 415 Madison Avenue, New York, New York 10017; President and Director (January, 1989 - December, 1992), Lintas: Marketing Communications, New York, New York.

TOM A. SCHLOSSBERG, DIRECTOR AND PRESIDENT, President (September, 1993 - present), Diversified Investment Advisors, Inc., 4 Manhattanville Road, Purchase, NY 10577; Executive Vice President (1983 - September 1993), Mutual of New York, Purchase, New York.

COLETTE F. VARGAS, DIRECTOR AND CHIEF ACTUARY, Actuary (September, 1993 - present), Diversified Investment Advisors, 4 Manhattanville Road, Purchase, New York 10577; Actuary (1982 - September, 1993) Mutual of New York, Purchase, New York.

COR H. VERHAGEN, DIRECTOR, President and Director (1990 - present), CORPA
     Reinsurance Co. of America, 51 JFK Parkway, Short Hills, New Jersey 07078; President (November 1990 - June 30, 1996), International Life Investors Insurance Company, New York, New York; Vice President (November, 1993 - present), AEGON USA, Inc., Baltimore, Maryland; Vice President (July, 1985
     - present), AEGON US Holding Company, Short Hills, New Jersey.

E. KIRBY WARREN, DIRECTOR, Professor (January, 1961 - present), Columbia University School of Business, 725 Uris Hall, 116th Street and Broadway, New York, New York 10025.

PATRICK S. BAIRD, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, Senior Vice
     President and Chief Financial Officer (May, 1992 - present), Vice President and Chief Tax Officer (November, 1980 - May, 1992), AEGON USA, Inc., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499.

BRENDA CLANCY, TREASURER, Senior Vice President and Treasurer (August, 1997 - present), AEGON USA, Inc., 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499; Vice President and Controller (April, 1992 - August, 1997), AEGON USA, Inc., Cedar Rapids, Iowa.

PATRICK E. FALCONIO, SENIOR VICE PRESIDENT AND CHIEF INVESTMENT OFFICER, Senior
     Vice President and Chief Investment Officer (February, 1989 - present), AEGON USA, Inc. 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

CHRISTOPHER GARRETT, ACTUARY, Associate Actuary (1983 - present), AEGON USA,
     Inc., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

ROBERT J. KONTZ, CONTROLLER, Vice President and Controller (1990 - present),
     AEGON USA, Inc., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499; Vice President - Corporate Accounting (1982 - 1989), Life Investors, Inc., Cedar Rapids, Iowa.

CRAIG D. VERMIE, SECRETARY, Vice President and General Counsel (September, 1986
     - present), AEGON USA, Inc., 4333 Edgewood Road NE, Cedar Rapids, Iowa
     52499.


                                 LEGAL MATTERS

      Sutherland, Asbill & Brennan LLP, Washington, D.C., has provided advice on certain legal matters concerning Federal securities laws in connection with the Policies. All matters of New York law pertaining to the Policy, including the validity of the Policy and AUSA Life's right to issue the Policy under New York Insurance Law, have been passed upon by Robert F. Colby, Esq., Vice President and Assistant Secretary of AUSA Life.

                               LEGAL PROCEEDINGS

      There are no legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. AUSA Life is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Series Account.

                                    EXPERTS

      There are no financial statements of AUSA Series Life Account because the Series Account has not yet commenced operations as of the date of this Prospectus.

      The financial statements of AUSA Life Life Insurance Company, Inc. at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The financial statements referred to above are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      Actuarial matters included in this Prospectus have been examined by Alan Yaeger as stated in the opinion filed as an exhibit to the registration statement.

                            ADDITIONAL INFORMATION

      A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Series Account, AUSA Life and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.


                         INFORMATION ABOUT AUSA LIFE'S
                             FINANCIAL STATEMENTS

      The financial statements of AUSA Life which are included in this Prospectus (see p. 70) should be considered only as bearing on the ability of AUSA Life to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Series Account.

      Financial statements for AUSA Life for the years ended December 31, 1997, 1996 and 1995, have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles ("GAAP").

                                  APPENDIX A

                           ILLUSTRATION OF BENEFITS

      The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit, Cash Value and Net Surrender Value of a Policy issued to Joint Insureds of given ages and a given premium could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables illustrate the Policy values that would result based on the assumptions that the premium is paid as indicated, that the Policyowner has not requested a decrease in the Specified Amount of the Policy, that no cash withdrawals or Policy loans have been made, and that less than twelve transfers per year have been made.

      The death benefits, Cash Values and Net Surrender Values under a Policy would be different from those shown if the actual rate of return averages 0%, 6% or 12% over a period of years, but fluctuated above and below those averages for individual Policy years. They would also differ if any Policy loans were made during the period of time illustrated.

      The illustration on p. 42 is based on a Policy for Joint Insureds who are a 55 year old male and a 55 year old female, both in the Select rate class, annual premiums of $4,000, a $250,000 Specified Amount and death benefit Option
B. The illustrations on that page also assume cost of insurance charges based on AUSA Life's CURRENT cost of insurance rates.

      The illustration on p. 43 is based on the same factors as those on p. 42, except that cost of insurance charges are based on the GUARANTEED cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

      The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense
level of     % of the average daily net assets of the Portfolios of the Fund;
and (3) all applicable premium expense charges and Cash Value charges. The
    % average Portfolio expense level assumes an equal allocation of amounts
among the fifteen Sub-Accounts and is based on an average     % investment
advisory fee and estimated 1997 average normal operating expenses of     % for
each of the Portfolios in operation during 1997. Calculation of the average annual expense level utilized annualized actual audited expenses incurred during 1997 as adjusted for anticipated expense modifications incurring in 1998 for the Money Market (0. %), Bond (0. %), Growth (0. %), Strategic Total
Return (    %), Global (    %), Emerging Growth (    %), Aggressive Growth
(    %), Balanced (    %), Growth & Income (    %), C.A.S.E. Growth (    %),
and Tactical Asset Allocation (    %), Value Equity (0.  %), U.S. Equity
(0. %), and International Equity (0. %). In addition, because the Third Avenue Value Portfolio had not commenced operations as of December 31, 1997, the estimated average annual Portfolio expense level reflects estimated expenses for this Portfolio at 1.00%, for 1998. WRL Management has undertaken
until           to pay expenses to the extent normal operating expenses of a
Portfolio exceed a stated percentage of the Portfolio's average daily net
assets. Taking into account the assumed charges of     %, the gross annual
investment return rates of 0%, 6% and 12% are equivalent to net annual
investment return rates of     %,     %, and     %.


      The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Series Account because AUSA Life is not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the Series Account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges. (See Charges Against the Series Account - Taxes, p. 28.)


      The "Premium Accumulated at 5%" column of each table shows the amount which would accumulate if an amount equal to the premium were invested to earn interest at 5% per year, compounded annually.


      AUSA Life will furnish, upon request, a comparable illustration reflecting each proposed Joint Insured's age, sex, risk classification and desired plan features.

                    AUSA LIFE LIFE INSURANCE COMPANY, INC.
                       MALE AND FEMALE BOTH ISSUE AGE 55
            $4,000 ANNUAL PREMIUM FOR NON-SMOKER SELECT RATE CLASS
                           $250,000 SPECIFIED AMOUNT
                      OPTION B - INCREASING DEATH BENEFIT
        THIS ILLUSTRATION IS BASED ON CURRENT COST OF INSURANCE RATES.


           PREMIUMS                                               NET
          ACCUMULATED          DEATH BENEFIT                SURRENDER VALUE                  CASH VALUE
END OF       AT 5%         ASSUMING HYPOTHETICAL         ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL
POLICY     INTEREST            GROSS ANNUAL                   GROSS ANNUAL                  GROSS ANNUAL
YEAR       PER YEAR          RATE OF RETURN OF             RATE OF RETURN OF              RATE OF RETURN OF
-------- ------------- ----------------------------- ------------------------------ -----------------------------
                          0%        6%        12%       0%        6%        12%        0%        6%        12%
                       --------- --------- --------- --------- --------- ---------- --------- --------- ---------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35
   40
   45



                                             INTERNAL RATE OF
               INTERNAL RATE OF                RETURN ON NET               INTERNAL RATE OF
                RETURN ON CASH                SURRENDER VALUE                  RETURN ON
                VALUE ASSUMING                   ASSUMING                    DEATH BENEFIT
END OF           HYPOTHETICAL                  HYPOTHETICAL              ASSUMING HYPOTHETICAL
POLICY           GROSS ANNUAL                  GROSS ANNUAL                  GROSS ANNUAL
YEAR           RATE OF RETURN OF             RATE OF RETURN OF             RATE OF RETURN OF
-------- ----------------------------- ----------------------------- -----------------------------
            0%        6%        12%       0%        6%        12%        0%        6%       12%
         --------- --------- --------- --------- --------- --------- ---------- --------- --------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35
   40
   45

* In the absence of an additional payment, the Policy would lapse.

The Hypothetical Investment Rates of Return Shown Above and Elsewhere in this Prospectus Are Illustrative Only and Should Not Be Deemed A Representation of Past or Future Investment Rates of Return.

Actual Investment Rates of Return May be More or Less Than Those Shown And Will Depend on a Number of Factors, Including the Investment Allocations By An Owner and Different Investment Rates of Return For the Fund. The Death Benefit, Cash Value and Net Surrender Value for a Policy Would be Different From Those Shown if the Actual Investment Rates of Return Averaged 0%, 6%, and 12% Over a Period of Years, But Fluctuated Above or Below that Average for Individual Policy Years. No Representation Can Be Made by AUSA Life or the Fund that These Hypothetical Investment Rates of Return Can Be Achieved For Any One Year or Sustained Over Any Period of Time. This Illustration Must Be Preceded or Accompanied By A Current Prospectus.

                       AUSA LIFE INSURANCE COMPANY, INC.
                       MALE AND FEMALE BOTH ISSUE AGE 55
            $4,000 ANNUAL PREMIUM FOR NON-SMOKER SELECT RATE CLASS
                           $250,000 SPECIFIED AMOUNT
                      OPTION B - INCREASING DEATH BENEFIT
       THIS ILLUSTRATION IS BASED ON GUARANTEED COST OF INSURANCE RATES.


           PREMIUMS                                                NET
          ACCUMULATED          DEATH BENEFIT                 SURRENDER VALUE                 CASH VALUE
END OF       AT 5%         ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL         ASSUMING HYPOTHETICAL
POLICY     INTEREST             GROSS ANNUAL                  GROSS ANNUAL                  GROSS ANNUAL
YEAR       PER YEAR          RATE OF RETURN OF              RATE OF RETURN OF             RATE OF RETURN OF
-------- ------------- ------------------------------ ----------------------------- -----------------------------
                          0%        6%        12%        0%        6%        12%       0%        6%        12%
                       --------- --------- ---------- --------- --------- --------- --------- --------- ---------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35
   40
   45



                                              INTERNAL RATE OF
                INTERNAL RATE OF                RETURN ON NET               INTERNAL RATE OF
                 RETURN ON CASH                SURRENDER VALUE                 RETURN ON
                 VALUE ASSUMING                   ASSUMING                   DEATH BENEFIT
END OF            HYPOTHETICAL                  HYPOTHETICAL             ASSUMING HYPOTHETICAL
POLICY            GROSS ANNUAL                  GROSS ANNUAL                  GROSS ANNUAL
YEAR           RATE OF RETURN OF              RATE OF RETURN OF            RATE OF RETURN OF
-------- ------------------------------ ----------------------------- ----------------------------
            0%        6%        12%        0%        6%        12%       0%        6%       12%
         --------- --------- ---------- --------- --------- --------- --------- --------- --------
    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30
   35
   40
   45

* In the absence of an additional payment, the Policy would lapse.

The Hypothetical Investment Rates of Return Shown Above and Elsewhere in this Prospectus Are Illustrative Only and Should Not Be Deemed A Representation of Past or Future Investment Rates of Return.

Actual Investment Rates of Return May be More or Less Than Those Shown And Will Depend on a Number of Factors, Including the Investment Allocations By An Owner and Different Investment Rates of Return For the Fund. The Death Benefit, Cash Value and Net Surrender Value for a Policy Would be Different From Those Shown if the Actual Investment Rates of Return Averaged 0%, 6%, and 12% Over a Period of Years, But Fluctuated Above or Below that Average for Individual Policy Years. No Representation Can Be Made by AUSA Life or the Fund that These Hypothetical Investment Rates of Return Can Be Achieved For Any One Year or Sustained Over Any Period of Time. This Illustration Must Be Preceded or Accompanied By A Current Prospectus.

                                  APPENDIX B

                            LONG TERM MARKET TRENDS

      The information below is a record of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20 year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is a historical record and is not intended as a projection of future performance. Charges associated with a variable life insurance policy are not reflected.

      The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

      The following chart illustrates the average annual returns of the Standard & Poor's Index of 500 Common Stocks ("S&P 500 Stock Index") for each of the 20 year periods shown. These returns are compared to the average annual returns of high grade corporate bonds and U.S. Treasury bills for the same periods. (The 20-year periods selected for the chart begin in 1936 and have ending periods at five year intervals.)

                            AVERAGE ANNUAL RETURNS
                          TWENTY YEAR HOLDING PERIODS



[GRAPHIC OMITTED]


* Source: (c) Stocks, Bonds, Bills and Inflation 1997 Yearbook/trademark/, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

      Over the 52 20-year time periods beginning in 1927 and ending in 1996 (i.e. 1927-1946, 1928-1947, and so on through 1977-1996):

      -- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 48 of the 52 periods.


      -- The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 52 periods.


      -- Common stock average annual returns exceeded the average annual rate of inflation in each of the 52 periods.


      From 1927 through 1996 the average annual return for common stocks was 10.7%, compared to 5.6% for high grade, long-term corporate bonds, 3.7% for U.S. Treasury bills and 3.1% for the Consumer Price Index.

    SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR SPECIFIC HOLDING PERIODS
      The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index, with dividends reinvested, over one-year, five-year, ten-year and twenty-year periods beginning in 1927 and ending 1996.
      The chart shows that, historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.
      The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.

                             ---------------------
                   COMPOUND ANNUAL RATES OF RETURN BY DECADE


                             1920s*     1930s     1940s     1950s     1960s     1970s     1980s     1990s**     1987-96
 Large Company  .........
 Small Company  .........
 Long-Term Corp.   ......
 Long-Term Govt.   ......
 Inter-Term Govt.  ......
 Treasury Bills .........
 Inflation   ............

----------------
 * Based on the period 1926-1929.
** Based on the period 1990-1996.
Source: (c) Stocks, Bonds, Bills and Inflation 1998 Yearbook/trademark/, Ibbotson Associates, Inc., Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                      THE AUSA FREEDOM WEALTH PROTECTORSM
               AND THE "DOLLAR COST AVERAGING" INVESTMENT METHOD

      As the Long Term Market Trends graph indicates, the investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high grade debt securities.

      The relative volatility of common stock prices as compared with prices of high grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.

      Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging method of investing demonstrates this.

In this method of investing:


      /bullet/ Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually),


      /bullet/ Stock Market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.


                        HOW DOLLAR COST AVERAGING WORKS


  Investments at       Common Stock      Shares
 Regular Intervals     Market Price     Purchased
-------------------   --------------   ----------
           $150            $20             7.5
            150             15            10.0
            150             10            15.0
            150              5            30.0
            150             10            15.0
            150             15            10.0
       ------------                       -----
           $900                           87.5

Total Value of 87.5 shares @ $15/share     $  1,312.50
Less Investment made                           (900.00)
                                           -----------
Gain/Profit                                $    412.50

      Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method only works if the investor continues to invest relatively constant amounts over a long period of time.

      This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of market fluctuations.

      How does the dollar cost averaging method relate to the AUSA Freedom Wealth ProtectorSM? A Policyowner may invest his or her Net Premium in a Sub-Account, and although a Policy's value in a Sub-Account or Sub-Accounts is affected by several factors other than investment experience (e.g., Cash Value charges and charges against the Series Account), the dollar cost averaging method can be generally applied to the Policy to the extent that the Policyowner pays a Planned Periodic Premium on a regular basis and he or she allocates Net Premium resulting from those Planned Periodic Premiums to the Sub-Accounts in relatively constant amounts.

                         INDEX TO FINANCIAL STATEMENTS

There are no financial statements for the Series Account as of the date of this Prospectus.

AUSA Life Insurance Company, Inc.:

      Report of Independent Auditors dated        , 1998

      Statutory-basis balance sheets at December 31, 1997 and 1996

      Statutory-basis statements of operations for the years ended December 31, 1997, 1996 and 1995

      Statutory-basis statements of changes in capital and surplus for the years ended December 31, 1997, 1996 and 1995

      Statutory-basis statements of cash flows for the years ended December 31, 1997, 1996 and 1995

      Notes to Statutory-basis financial statements

      Statutory-basis financial statement schedules


WRL     -05/98

                                    PART II.
                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)


     AUSA Life Insurance Company, Inc. ("AUSA Life") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AUSA Life.


                    STATEMENT WITH RESPECT TO INDEMNIFICATION

     Provisions exist under the New York Law, the Articles of Incorporation of AUSA Life and the Amended and Restated By-Laws of AUSA Life whereby AUSA Life may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.


                        NEW YORK BUSINESS CORPORATION LAW

SECTION 722. AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of
(1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                           AMENDED AND RESTATED BYLAWS

                                   ARTICLE II

                          DIRECTORS AND THEIR MEETINGS

     SEC. 7. Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

   The facing sheet
   The Prospectus, consisting of __ pages
   The undertaking to file reports
   Representation Pursuant to Section 26(e)(2)(A)
   Statement with respect to indemnification
   Rule 484 undertaking
   The signatures


Written consent of the following persons:

   (a)   Alan Yaeger
   (b)   Robert F. Colby, Esq.
   (c)   Sutherland, Asbill & Brennan LLP
   (d)   Ernst & Young LLP

The following exhibits:


1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:
   A. (1) Resolution of the Board of Directors of AUSA Life establishing the Series Account
      (2)  Not Applicable
      (3)  Distribution of Policies:
              (a) Form of Participation Agreement Among AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co. of Ohio and WRL Series Fund, Inc. (1)
              (b)(i)  Form of Master Service and Distribution Compliance
                      Agreement
              (b)(ii) Form of Broker/Dealer Supervisory and Service Agreement
              (c)     See Exhibit 1.A.(3)(b)(ii)
      (4)  Not Applicable
      (5)  (a Specimen Flexible Premium Variable Life Insurance Policy (1)
           (b) Joint Insured Term Rider (1)
           (c) Individual Insured Rider (1)
           (d) Wealth Protector Rider (1)
      (6)  (a) Certificate of Incorporation of AUSA Life
           (b) Amended and Restated By-Laws of AUSA Life
      (7)  Not Applicable
      (8)  Not Applicable
      (9)  Not Applicable
      (10) Application for Flexible Premium Variable Life Insurance Policy

      (11) Memorandum describing issuance, transfer and redemption procedures(1)

2.   See Exhibit 1.A.

3.   Opinion of Counsel as to the legality of the securities being registered

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.   Not Applicable

6. Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered


7.   Consent of Robert F. Colby, Esq. (1)

8.   Consent of Sutherland, Asbill & Brennan, LLP (1)

9.   Consent of Ernst & Young LLP (1)

10.  Power(s) of Attorney

----------------------------------------
(1)  To be filed by amendment.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUSA Series Life Account, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Largo, County of Pinellas, Florida on the 16th day of October, 1997.


(SEAL)                                      AUSA SERIES LIFE ACCOUNT
                                            ------------------------
                                                  Registrant


                                            AUSA LIFE INSURANCE COMPANY, INC.
                                            ---------------------------------
                                                  Depositor
ATTEST:



/s/ THOMAS E. PIERPAN                       By: /s/ LARRY G. BROWN
-----------------------                     ------------------------
Thomas E. Pierpan                           Larry G. Brown
Assistant Secretary                         Chairman of the Board
(SEAL)                                      (SEAL)



     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE AND TITLE                                 DATE

/s/ LARRY G. BROWN                                  October 16, 1997
-------------------------
Larry G. Brown, Chairman of the
Board and Secretary


/s/ WILLIAM BROWN, JR.                              October 16, 1997
-------------------------
William Brown, Jr., Director*


/s/ PATRICK S. BAIRD                                October 16, 1997
-------------------------
Patrick S. Baird, Vice President
and Chief Financial Officer*

/s/ WILLIAM L. BUSLER                               October 16, 1997
-------------------------
William L. Busler, Director*

/s/ JACK R. DYKHOUSE                                October 16, 1997
-------------------------
Jack R. Dykhouse, Director*

/s/ STEVEN E. FRUSHTICK                             October 16, 1997
-------------------------
Steven E. Frushtick, Director*

/s/ C. THOR HANSON                                  October 16, 1997
-------------------------
C. Thor Hanson, Director*

/s/ B. LARRY JENKINS                                October 16, 1997
-------------------------
B. Larry Jenkins, Director*

/s/ PETER P. POST                                   October 16, 1997
-------------------------
Peter P. Post, Director*

/s/ COR H. VERHAGEN                                 October 16, 1997
-------------------------
Cor H. Verhagen, Director*

/s/ E. KIRBY WARREN                                 October 16, 1997
-------------------------
E. Kirby Warren, Director*

/s/ TOM A. SCHLOSSBERG                              October 16, 1997
-------------------------
Tom A. Schlossberg, Director
and President*

/s/ COLETTE F. VARGAS                               October 16, 1997
-------------------------
Colette F. Vargas, Director
and Chief Actuary*

/s/ VERA F. MIHAIC                                  October 16, 1997
-------------------------
Vera F. Mihaic, Director
and Vice President*

/s/ BRENDA CLANCY                                   October 16, 1997
-------------------------
Brenda Clancy, Treasurer*

/s/ PATRICK E. FALCONIO                             October 16, 1997
-------------------------
Patrick E. Flaconio, Senior
Vice President and Chief
Investment Officer*

*  /s/ THOMAS E. PIERPAN
   ----------------------
   Signed by Thomas E. Pierpan
   as Attorney-in-Fact

                                  Exhibit Index

EXHIBIT                       DESCRIPTION
  NO.                         OF EXHIBIT


1(A)(1). Resolution of the Board of Directors of AUSA Life establishing the Series Account

1(A)(3)(b)(i).      Form of Master Service and Distribution Compliance Agreement
       (b)(ii).     Form of Broker/Dealer Supervisory and Service Agreement

1(A)(6)(a).         Certificate of Incorporation of AUSA Life
       (b).         Amended and Restated By-Laws of AUSA Life

1(A)(10).           Application for Flexible Premium Variable Life Insurance
                    Policy

3. Opinion of Counsel as to the legality of the securities being registered

6. Opinion and Consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered

10.                 Powers of Attorney